# ANNUAL REPORT 2001

customers

shareholders

employees

communities


RMB
ROXBOROUGH MANAYUNK BANK
You're right at home.







Thistle Group Holdings, Co.

## INSIDE:



## REACHING MORE COMMUNITIES



Pottstown
Blue Bell
TGH Securities
Phoenixville
Norristown
Upper Merion
RMB Flourtown
RMB Andorra
RMB Roxborough
RMB Main Office
RMB Manayunk
RMB Lionville
Malvern
RMB Overbrook
RMB Westtown
RMB Northern Liberties
RMB Media
RMB Yeadon
RMB West Chester
Darby
RMB Wilmington


RMB opened two additional Banking Offices located in Northern Liberties and Flourtown, PA. We look forward to extending our services to the people and businesses in those communities.

# FINANCIAL HIGHLIGHTS



| (Dollars in thousands, except per share data) | 2001 | 2000 |
|---|---|---|
| Net Interest Income | $ 17,797 | $ 16,405 |
| Non-interest Income | 2,300 | 2,132 |
| Net Income | 3,688 | 5,201 |
| Total Assets | 720,408 | 700,180 |
| Loans | 259,220 | 219,360 |
| Deposits | 431,583 | 406,684 |
| Stockholders' Equity | 85,455 | 83,058 |
| Diluted Earnings Per Share | .57 | .75 |
| Return on Assets | .52% | .84% |
| Return on Equity | 4.23% | 6.79% |
| Book Value Per Share | 12.93 | 11.67 |
| Allowance for Loan Losses to Total Average Loans | 1.05% | .91% |

THTL NASDAQ LISTED

2001 2000 1999
(Dollars in thousands)

ASSETS


$720,408
$700,180
$554,759
$0
200
400
600
800

LOANS


1 - 4 FAMILY RESIDENTIAL
$125,504
$121,230
$110,032
COMMERCIAL REAL ESTATE, CONSTRUCTION, AND COMMERCIAL LOANS
$115,075
$83,704
$40,728
CONSUMER LOANS AND HOME EQUITY LOANS AND LINES OF CREDIT
$22,439
$13,877
$8,814
$0
25
50
75
100
125

DEPOSITS


INTEREST AND NON-INTEREST CHECKING
$47,372
$41,181
$19,880
MONEY MARKETS
$40,029
$26,582
$8,963
PASSBOOKS
$109,257
$103,209
$99,018
CERTIFICATES
$234,925
$235,712
$164,758
$0
50
100
150
200
250

## LETTER FROM THE CHAIRMAN



**MISSION STATEMENT**

*We will challenge and motivate our people daily to deliver unparalleled personalized financial services to our customers, which will return core earnings growth and increased value to our shareholders.*

To Our Shareholders and Friends:

I am pleased to report that the Company executed nearly every strategic goal set in 2001—a significant achievement, given the backdrop of an historic and unsettling year. We expanded the RMB franchise into some exciting new markets, continued to grow core deposits, maintained an exceptional growth rate in our loan portfolio and increased the dividend to shareholders. In addition, we continued to grow non-interest income, primarily through our wholly-owned broker/dealer subsidiary, TGH Securities.

We could not have achieved any of these objectives had it not been for our most valuable asset, the People of RMB. Our people have an unprecedented knowledge and understanding of our products and services, as well as, a clear awareness of our strategic objectives. More than ever before, RMB associates in every department and Banking Office are working together to broaden existing relationships and develop new business.

Below, I have outlined the highlights of 2001 as they relate to each of our ongoing basic banking objectives.

### FRANCHISE GROWTH

During the past year, we relocated one office and opened two new offices. In late Spring 2001, we relocated our West Chester Banking Office to a new site in the heart of the community's business district. The decision to move gives RMB a superior location with lower operating costs, and has resulted in a 24% increase in core deposits at the West Chester Banking Office.

In September, we opened our twelfth Banking Office at 2nd & Spring Garden Streets in the Northern Liberties section of Philadelphia. Situated in a state-sponsored Keystone Opportunity Zone, the building also serves as an incubator site for young Philadelphia-based companies and positions RMB in a vital community essentially overlooked by our competition. Since opening, this highly visible de-novo office has attracted more than $8 million in deposits through a combination of new customers and broader deposit relationships with existing loan customers in this part of the city.

In early January, 2002, we opened RMB's Flourtown Banking Office in Montgomery County, Pennsylvania. Our 13th Banking Office represents a logical progression of our geographic footprint. This de-novo office is located on Bethlehem Pike in Flourtown's business district, an established retail environment, positioning us well to pursue new business opportunities. We developed the property to include a tenant—national coffee retailer, Starbucks®. We expect to benefit from the increased foot traffic Starbucks® historically generates and we have expanded Flourtown's banking hours accordingly.

As we grow the RMB franchise, we remain focused on the efficient use of technology. Our telephone and computer systems are cutting edge. Data and voice are fully integrated, giving our associates the necessary tools to provide optimal internal communication and customer service. Our integrated telecommunications network supports our current needs and provides an infrastructure that will easily support our strategy for continued growth.

Our growth strategy calls for two new Banking Offices per year. Clearly, there are costs associated with growth: new physical facilities, new equipment and, of course, new people. Nevertheless, new offices are expected to add to earnings per share within 18 months of opening and, subsequently, to provide a regular and growing addition to our earnings year over year.

### DEPOSIT GROWTH

RMB's collection of low-cost, service-sensitive accounts in 2001 was outstanding, as we grew core deposits (savings, checking and money market accounts) from $171 million to $197 million, or 15%. We attribute this growth to the successful execution of our deposit-growth strategy at every level of the organization, from the Board room to the Teller line.

All Banking Offices and departments are involved in the business development process. Our Commercial Lending group, for instance, regularly encourages clients to take full advantage of our depository products, including newer products such as Sweep Accounts. Our Business Development team hosts RMB Bank Days for employees of our corporate clients, visiting client locations to introduce RMB banking products and services.

Sweep Accounts, RMB Bank Days and other additions to our banking menu have been very well received and provide our Loan Officers and Account Managers additional products to sell commercial clients.

## LOAN GROWTH

In spite of a surge of loan repayments in 2001, we grew loans outstanding from $219 million to $259 million, or 18% year over year. Furthermore, we continued to diversify our asset mix. In 1998, single-family residential loans were the overwhelming asset in our loan portfolio. In just three years, we have transformed our loan portfolio into a better-balanced 48%, 44%, 8% mix of residential, commercial/construction and consumer credits, respectively.

Underscoring our exceptional loan growth is the regular review of our calculation of allowance for loan losses. At December 31, 2001, our general reserve balances were $2.51 million, up from $1.68 million the previous year-end and nearing 1% of loans outstanding. 2001 also proved that credit administration, pre and post closing, is vital to the sustained growth of our loan portfolio. Loan growth contains inherent risks, but our Credit Administration team is committed to mitigating and managing these risks. Going forward, we are confident that our loan growth is based on a foundation of prudent underwriting. Our internal credit administration process, in conjunction with regular external loan reviews, keeps us focused on credit quality throughout our entire loan portfolio.


LOAN ANALYSIS
2001
44%
8%
2000
39%
6%
1999
25%
6%
1998
14%
6%
$0
$75,000
$150,000
$225,000
$300,000
Residential
Commercial
Consumer

## CAPITAL MANAGEMENT

The Company regularly acts on opportunities to buy Company stock. Throughout 2001, we took advantage of market opportunities and repurchased approximately 558,000 shares of stock at levels accretive to earnings and book value. We plan to continue to repurchase stock as capital market opportunities arise.

In addition to approving open market stock repurchases, at its September meeting, the Board of Directors increased the quarterly dividend to shareholders from $.07 to $.08 per share. This combination of activity gives our shareholders an exceptional current yield as we build solid long-term value.

Looking back at 2001, I would be remiss not to acknowledge the charges taken during the fourth quarter of 2001. Careful analysis determined that, due to the recessionary nature of the 2001 economy, certain assets of the Company and the Bank had experienced impairments and the realization of book value of these investments had been diminished. By acting on this analysis and recognizing current values, we feel our balance sheet is stronger than ever as we enter this new year.

Additionally, the 450 basis point drop in interest rates clearly impacted the Company's core earnings, however, rapid asset repricing was somewhat offset by a marginal reduction in the Company's cost of funds.

## LOOKING AHEAD

Going forward in 2002, we will continue to focus on our basic banking objectives: franchise growth, deposit growth, loan growth and capital management. Our job is to understand and contain cost as we execute our plan. Our goal is to generate increased earnings and earnings per share. Continued investment in people is imperative. The professionals and associates of Thistle Group Holdings, Co. and of RMB, are committed to excellence in our work in order to generate increasing returns for you, our shareholders.

Thank you for your continued support.

Sincerely,

John F. McGill, Jr.
Chairman and Chief Executive Officer



## BUILDING RELATIONSHIPS—THE KEY TO STEADY GROWT

RMB, Thistle Group Holding's principal subsidiary, continues to draw from its deep roots in the community as a source of growth. Making the right connections with people—building relationships—is as much a way of life as it is a business strategy. Shown on these pages are the faces of some of RMB's associates. They are the people of RMB. Their dedication to customer satisfaction is what keeps our customers coming back, year after year. Everyone at RMB, from our tellers to our board of directors, has established unique relationships with customers, friends and business associates throughout the community. The depth and diversity of these interactions gives RMB a competitive advantage that, when leveraged properly, yields lasting success.

At RMB we endeavor to take relationships to the next level. Commitment to excellence is the heart of our strategy for growth. We are committed to building long-term relationships with our customers and the communities in which we serve, with a collective goal of increasing shareholder value.

## INCREASING SHAREHOLDER VALUE

Our commitment to our shareholders is evident in our continued effort to generate increasing returns year over year. Today, our shareholders are invested in a Company that is stronger than it was this time last year. In 2001, by concentrating on basic banking objectives, we expanded the franchise, increased deposits and grew the loan portfolio. Moreover, we continued to repurchase company stock, while also increasing our dividend to shareholders.

*Franchise Growth.* Our growth strategy calls for two new Banking Offices per year. A growing network of Banking Offices enables RMB to increase market share, even in the midst of an economic slowdown. During the year, we relocated one office and opened two de-novo offices. All three new offices serve exciting markets where RMB has significant opportunity to develop existing relationships and build new business.

There are costs associated with growth; however, we expect new Banking Offices to contribute to earnings per share within 18 months of opening and, subsequently, to provide regular growth to our earnings year over year. Going forward, our job is to understand and contain costs while generating core earnings in new markets.

TGH SECURITIES

## DIVERSIFYING REVENUE THROUGH A NICHE MARKET



TGH Securities celebrated its first anniversary in May 2001. The wholly-owned broker/dealer continues to provide Thistle Group Holdings, Co. with a form of non-interest income unique among its contemporaries. By maximizing specialized relationships, TGH is increasing trading revenue and has completed more than 200 underwritings during 2001.

In the Fall 2001 Bond Buyer's Municipal Marketplace®, TGH Securities was once again ranked as one of the top twenty underwriters of short-term municipal notes (final maturity of less than thirteen months).

*Core Deposit Growth.* We grew deposits with an emphasis on low-cost service sensitive accounts. Savings, checking and money market accounts grew from $171 Million to $197 Million in 2001, a 15% increase year over year. As planned, time deposit accounts remained relatively flat as we seek to create a more balanced deposit mix.

*Diversified Loan Growth.* We also continue to concentrate on diversified, quality loan growth. In 2001 we grew loans outstanding by 18% and further diversified the mix. When we went public in 1998, single-family residential loans predominated our loan portfolio at nearly 80%. Today our portfolio is a better-balanced 48%, 44%, 8% mix of residential, commercial/construction and consumer credits.



*Capital Management.* In 2001 we repurchased some 558,000 shares of company stock at levels accretive to earnings and book value. We also increased the quarterly dividend to shareholders from $.07 to $.08 per share. This combination of activity gives our shareholders exceptional current yield and long-term value.

Despite an uncertain economy, our shareholders can be confident they are invested in a Company whose management and employees are equally invested and focused on increasing earnings per share.

## EQUIPPING PEOPLE FOR SUCCESS

Employees across RMB have an unprecedented knowledge and understanding of our products and services, as well as, a greater awareness of our strategic objectives. More than ever before, associates in every department and Banking Office are working together to broaden existing customer relationships and develop new business. This can be attributed to our constant focus on basic banking objectives and our renewed sales training efforts. Additionally, our new performance-based incentive programs are challenging and motivating employees to take greater initiative in finding creative ways to build business and increase deposits.

Not only are we training and incenting our team to be more effective, we are giving them the tools necessary to provide optimal service both internally and externally. Internal communication and responsiveness to customers have increased immensely due to investments in state-of-the-art telephone and computer systems. Our fully-integrated telecommunications network easily supports our current needs and provides an infrastructure that will readily support our strategy for continued growth.



We continue to invest in people who provide an environment where open communication is cultivated and constructive feedback is invited. We are building an organization where people want to work.

## PROVIDING CUSTOMERS THE BEST BANKING ALTERNATIVE

Through our growing network of Banking Offices and our fully transactional website, RMBgo.com, RMB offers customers the very best financial products and services available at competitive prices. However, it is our attention to service that strengthens customer loyalty. We do not compete on price alone, we build full and lasting relationships through consistent service.





In commercial lending, the experience and dedication of our staff continues to produce an impressive stream of referral business. Repeat business speaks to our commercial lenders' eagerness to originate loans and deliver on commitments. The proof is in the numbers, as commercial loan outstandings grew by $31.4 Million, or 37%.

Customers of competing banks are taking notice of our personalized service too. As mergers and consolidation continue to displace banking customers in the Greater-Philadelphia market, RMB is well positioned to profit from a growing sense of dissatisfaction.

We continue to promote our customer-focused brand of community banking, making effective use of the media. However, the word-of-mouth endorsement of our customers is our best advertisement.

## ADDING VALUE TO OUR COMMUNITIES











By expanding our network of branches as planned, RMB is building a stronger presence in the Greater-Philadelphia area. With each new office, it is our aim to positively impact the community. During the past year, we introduced ourselves to three new neighborhoods, relocating one office and opening two new offices. We believe we add value and expect to become a welcomed addition to each of these neighborhoods.

In late spring, we relocated our West Chester Banking Office to a new site in the heart of the community's business district. Our long-term commitment to the neighborhood is evidenced through our purchase and renovation of a building that had been vacant for two years.

In September, we opened our twelfth Banking Office at 2nd & Spring Garden Streets in the Northern Liberties section of Philadelphia in what had long been an abandoned building. Located in a state-sponsored enterprise zone, the building now serves as an incubator for young local companies. RMB is positioned to play a vital role in this community's ongoing development.

When we set out to open RMB's 13th Banking Office in Montgomery County, Pennsylvania, we found yet another vacant property on Bethlehem Pike in Flourtown. We developed the property to include a Starbucks®. Now our neighbors in Flourtown can enjoy "one-stop shopping," with the very best in coffee and banking services all in one location.

Our newest offices offer numerous opportunities to do business with new retail and business customers, and allow us to better serve relationships already established in the area. Moreover, by drawing our staff from the neighborhood and helping local businesses, we've quickly become an integral member of the new communities we serve.

RMB is an active member of the community, supporting numerous charitable organizations and neighborhood events. From lead sponsor of the North Light Community Center's annual fundraiser to Philly Cares day when RMB associates and their families painted a library at a neighborhood school, we are committed to supporting the neighborhoods in which we live and work. Other organizations and activities we sponsor include Habitat for Humanity, Friends of Gorgas Park, Jingle Bell Run, West Chester Gallery Walk, West Chester Swinging Summer Thursdays and the Philadelphia Zoo's Zoobilee.

## KEEPING RELATIONSHIPS MOVING FORWARD

We understand that a relationship is at risk if it is not continually cultivated. Through our people and our expanding range of deposit and loan products, online services, and Banking Offices, we demonstrate to current and potential customers that we're always adding value to the relationship.

Now that we've enhanced our capabilities to compete with the product line of much larger banks while delivering unparalleled personalized service, our strategy is to continue our momentum. As we look to the future, we will challenge ourselves to anticipate the needs of our customers in order to build lasting relationships.



# Responsive. Consistent. Growing.

**1998**

- Thistle Group Holdings, Co. closes second stage MHC conversion
- RMB converts to real-time customer service platform system
- Thistle Group Holdings establishes dividend reinvestment plan
- Thistle Group Holdings declares 1st quarterly dividend of $.05 per share
- Total assets exceed $490 Million

**1999**

- Bank launches RMB Brand campaign & logo
- RMB launches fully-transactional website, RMBgo.com
- Commercial Lending Group grows the commercial loan portfolio by $18 Million in its first year
- Thistle Group Holdings participates in the incorporation of Philadelphia Trust Company
- Company repurchases 1,375,000 shares
- Quarterly dividend increases from $.05 to $.06 per share
- Total assets exceed $550 Million

**2000**

- RMB acquires four Wilmington Trust of Pennsylvania branch offices
- RMB acquires Crown Bank branch in Wilmington, DE
- RMB establishes internal Credit Administration department
- TGH Securities is launched and subsequently completes over 100 underwritings in its first year
- Company repurchases 687,000 shares
- Quarterly dividend increases from $.06 to $.07 per share
- Total assets exceed $700 Million

**2001**

- RMB opens its 12th Banking Office in Northern Liberties section of Philadelphia
- RMB completes construction & prepares to open its 13th Banking Office in Flourtown, PA
- Company repurchases 558,000 shares
- Quarterly dividend increases from $.07 to $.08 per share
- Total assets exceed $720 Million

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL OPERATIONS

*This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes.*

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new Banking Office, the ability to control costs and expenses, and general market conditions. Thistle Group Holdings, Co. undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

## OVERVIEW

Thistle Group Holdings, Co. (the "Company") is a unitary thrift savings and loan holding company incorporated in the Commonwealth of Pennsylvania and headquartered in Philadelphia, Pennsylvania. The primary business of the Company is to act as a holding company for Roxborough Manayunk Bank (the "Bank"), a federally chartered capital stock savings bank, TGH Corp., which holds investments, and TGH Securities, a broker/dealer subsidiary. The Bank provides a full range of banking services through its Banking Offices located in the counties of Philadelphia, Chester, Montgomery and Delaware in the Commonwealth of Pennsylvania and Wilmington, Delaware and its transactional website RMBgo.com. The Bank has three subsidiaries: Ridge Service Corporation, which is inactive; Montgomery Service Corporation, which holds investments in small business investment companies and engages in real estate development and management; and Rox-Del Corp., which holds investments.

For the year ended December 31, 2001, net income was $3.7 million, or $.57 per diluted earnings per share, compared to $5.2 million, or $.75 per diluted earnings per share for the year ended December 31, 2000. During the fourth quarter, the Company sold and realized a pre-tax net loss on certain available for sale securities of $200,000 and recorded write downs on the carrying values of certain other available for sale securities and other assets totaling $469,000 on a pre-tax basis. Additionally, due to economic conditions and changes in the Company's loan mix, a fourth quarter review of the allocation of the allowance for loan losses by loan category was performed resulting in a pre-tax addition to the provision of $300,000.

Unless the context indicates otherwise, all references to the Company refer collectively to the Company and the Bank.

## MARKET RATE RISK

Market risk is the risk of loss of income from adverse changes in prices and interest rates that are set by the market. The Company is at risk when interest rates affect the income the Company receives on lending and investment activities, as well as the costs associated with its deposits and borrowings. A sudden and substantial change in interest rates may affect the Company's earnings if the rates of interest it earns on its loans and investments do not change at the same speed, to the same extent or on the same basis as the interest rates that it pays on its deposits and borrowings. The Company makes it a high priority to actively monitor and manage its exposure to interest rate risk.

The Company accomplishes this by first evaluating the interest rate risk that is inherent in the makeup of its assets and liabilities. Then it considers its business strategy, current operating environment, capital and liquidity requirements, as well as its current performance objectives, and determines an appropriate level of risk. The Board of Directors has adopted guidelines within which the Company attempts to manage its interest rate risk, trying to minimize to the extent practical its vulnerability to changes in interest rates.

The Board of Directors reviews the Company's interest rate risk exposure quarterly and has appointed an Asset/Liability Committee made up of senior management that is responsible for working with the Board of Directors to establish strategies to manage interest rate risk and to evaluate the effectiveness of these strategies. The Asset/Liability Committee meets monthly or more frequently as deemed necessary. The Committee also attempts to determine the effect that changes in interest rates will have on interest earning assets and liabilities of the Company and whether such effects are within the limits set by the Board of Directors.

## GAP TABLE

Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "GAP", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates over a period of time. A GAP is considered positive when the amount of interest-rate sensitive assets maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive liabilities maturing or repricing within that period and is considered negative when the amount of interest-rate sensitive liabilities maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive assets maturing or repricing within that period. Generally, during a period of rising interest rates, a negative GAP within a given period of time would adversely affect net interest income, while a positive GAP within such period of time may result in an increase in net interest income. During a period of falling interest rates, a negative GAP within a given period of time may result in an increase in net interest income while a positive GAP within such period of time may have the opposite effect.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities and borrowings outstanding at December 31, 2001, which are expected to reprice or mature in each of the future time periods shown. The amount of assets or liabilities shown which reprice or mature during a particular period were determined by the contractual terms or assumed decay rates of the asset or liability. There has been no adjustment for the impact of future loan commitments.

| | Within Six Months | Six to Twelve Months | More than One Year to Three Years | More than Three Years to Five Years | Over Five Years | Total |
|---|---|---|---|---|---|---|
| **Interest-earning assets:** | | | | | | |
| Loans receivable | $ 6,598 | $ 27,945 | $ 43,798 | $ 24,910 | $155,969 | $259,220 |
| Mortgage-backed securities | 34,057 | 32,908 | 99,060 | 69,370 | 63,821 | 299,216 |
| Investment securities | 769 | | 750 | | 87,227 | 88,746 |
| Interest-earning deposits | 18,814 | | | | | 18,814 |
| Total interest-earning assets | $ 60,238 | $ 60,853 | $ 143,608 | $ 94,280 | $307,017 | $665,996 |
| **Interest-bearing liabilities:** | | | | | | |
| Deposits | $ 128,501 | $ 95,835 | $ 109,194 | $ 60,002 | $ 38,052 | $431,583 |
| FHLB Advances other borrowings | 87,571 | 21,000 | 65,000 | 5,000 | 1,884 | 180,455 |
| Total interest-bearing liabilities | $ 216,072 | $ 116,835 | $ 174,194 | $ 65,002 | $ 39,936 | $612,038 |
| Excess (deficiency) of interest-earning assets over interest-bearing liabilities | $(155,834) | $ (55,982) | $ (30,586) | $ 29,278 | $267,081 | $ 53,958 |
| Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities | $(155,834) | $(211,816) | $(242,402) | $(213,123) | $ 53,958 | |
| Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities as a percentage of total assets | (21.63%) | (29.40%) | (33.65%) | (29.58%) | 7.49% | |

The Company's analysis of its interest-rate sensitivity incorporates certain assumptions concerning the amortization of loans and other interest-earning assets and the repricing characteristics of deposits. The following assumptions were made in calculating the values in the GAP table. Loans are presented in the period in which they amortize, reprice, or mature and do not contain prepayment assumptions. Mortgage-backed securities are presented in the period in which they amortize, reprice or mature and contain consensus median prepayment speeds available on Bloomberg. NOW Accounts and transaction checking, money market and passbook accounts are assumed to decay at a rate of 28% per year. It should be noted that passbook, statement savings, MMDA and NOW accounts are generally subject to immediate withdrawal. However, Management considers a portion of these deposits to be core deposits having significantly longer effective maturities based upon the Company's retention of such deposits in changing interest rate environments. Borrowed funds are included in the period in which they mature or can be called.

The table does not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of various categories of assets and liabilities is discretionary and is subject to competition and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

## NET PORTFOLIO VALUE

The Company also monitors its interest rate sensitivity using the Office of Thrift Supervision ("OTS") model which estimates the change in its net portfolio value ("NPV") in the event of a range of assumed changes in market interest rates. NPV is defined as the current market value of the Bank's assets, less the current market value of its liabilities, plus or minus the current value of off-balance-sheet items. The change in NPV measures the Bank's vulnerability to changes in interest rates by estimating the change in the market value of its assets, liabilities and off-balance-sheet items as a result of an instantaneous change in the general level of interest rates.

As market interest rates decrease, the average maturities of the Bank's loans and investment securities shorten due to quicker prepayments, which could cause a relatively moderate increase in their value. The Bank's deposit accounts have relatively minor movements in a declining interest rate environment, since they are primarily short term in nature, resulting in the value of deposits decreasing more quickly than the value of assets increase.

The following table lists the percentage change in the Bank's net portfolio value assuming an immediate change in interest rates of plus 100, 200 and 300 basis points or minus 100 basis points from the level at December 31, 2001. Due to an abnormally low prevailing interest rate environment the OTS did not provide a calculation for the minus 200 and minus 300 basis point change in rates. Dollar amounts are expressed in thousands.

| | Net Portfolio Value | | | Net Portfolio Value as a % of Assets | |
|---|---|---|---|---|---|
| Changes in Rates in Basis Points | Dollar Amount | Dollar Change | Percentage Change | Net Portfolio Value Ratio | Basis Point Change |
| 300 | $ 9,973 | $(55,629) | -85% | 1.57% | (773) |
| 200 | 28,231 | (37,371) | -57% | 4.29% | (500) |
| 100 | 47,178 | (18,424) | -28% | 6.92% | (237) |
| 0 | 65,602 | | | 9.29% | |
| (100) | 70,612 | 5,010 | 8% | 9.83% | 54 |
| (200) | N/A | N/A | N/A | N/A | N/A |
| (300) | N/A | N/A | N/A | N/A | N/A |

The calculations in the NPV table above indicate that the Bank's NPV would be adversely affected by increases in interest rates but could be favorably affected by decreases in interest rates. In addition, the Bank may be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements.

When various asset categories are adjusted to include assets of the Company, the NPV dollar amount in a flat rate scenario (zero basis points) increases to $79.4 million compared to $65.6 million on a Bank only basis. In the event of an instantaneous and permanent increase of 200 basis points, the Company's NPV dollar amount would decrease to $39.9 million, or an NPV ratio of 5.96 %, compared to an NPV dollar amount of $28.2 million, or NPV ratio of 4.29%, on a Bank only basis.

Like the GAP table, the NPV model has some shortcomings. Certain assumptions have to be made that may or may not actually reflect how actual yields and costs will react to market interest rates. For example, the NPV model assumes that the makeup of the Company's interest rate sensitive assets and liabilities will remain constant over the period being measured. Thus, although using such a model can be instructive in providing an indication of the Company's exposure to interest rate risk, it cannot precisely forecast the effects of a change in market interest rates, and the results indicated by the model are likely to differ from actual results.

## CHANGES IN FINANCIAL CONDITION

### *General*

Total assets of the Company increased by $20.2 million or 3.0%, from $700.2 million at December 31, 2000 to $720.4 million at December 31, 2001. The increase is primarily attributable to growth in loans which was funded by mortgage-backed securities repayments, proceeds from agency securities sold and called and an increase in deposits.

### *Cash and Investments*

Cash and investments (including investments held to maturity and available for sale and trading securities) decreased by $59.7 million, or 33.8%, to $116.9 million at December 31, 2001 compared to $176.6 million at December 31, 2000. The decrease is primarily attributable to calls and sales of agency securities of $39.6 million and $17.3 million, respectively. See "Overview".

### *Mortgage-Backed Securities Available for Sale*

Mortgage-backed securities available for sale increased $40.3 million, or 15.6%, to $299.2 million at December 31, 2001 compared to $258.9 million at December 31, 2000. The increase was the result of purchases of $195.4 million partially offset by repayments and sales of $116.1 million and $40.0 million, respectively.

### *Loans Receivable, Net*

Loans receivable, net increased $39.9 million, or 18.2%, to $259.2 million at December 31, 2001 compared to $219.4 million at December 31, 2000. The increase is attributable to increases in residential loans of $4.3 million, home equity loans and lines of $7.9 million, commercial real estate and commercial loans of $21.9 million, and construction loans of $9.5 million. The increase in loans receivable, net was funded by mortgage-backed securities repayments, proceeds from agency securities called and an increase in deposits of $24.9 million. Such loan growth was due to additional lending personnel, increased branch loan referral activity, enhanced marketing efforts and the allocation of resources and personnel to business development.

### *Deposits*

Deposits increased by $24.9 million, or 6.1%, to $431.6 million at December 31, 2001 from $406.7 million at December 31, 2000. This increase was primarily attributable to an increase in NOW accounts and transaction checking of $6.2 million, money market accounts of $13.4 million and passbook accounts of $6.0 million. The increase was due to the introduction of new deposit products, new branches, focused marketing efforts and the implementation of branch goal setting.

### *Payable to Brokers and Dealers*

Payable to brokers and dealers decreased by $13.8 million, or 49.4%, to $14.1 million at December 31, 2001 from $27.9 million at December 31, 2000. The amount represents monies due for trading securities purchased but not yet settled by TGH Securities. This payable may fluctuate from period to period, depending upon the amount of securities purchased and not yet sold by TGH Securities at each quarter-end or year-end period.

### *Equity*

At December 31, 2001, total stockholders' equity was $85.4 million, or 11.9% of total assets, compared to $83.1 million, or 11.9% of total assets, at December 31, 2000. The $2.4 million increase was due to a decrease in the accumulated other comprehensive loss of $5.3 million and net income of $3.7 million, partially offset by dividends paid of $2.0 million and $5.4 million in stock repurchase costs. Accumulated other comprehensive loss decreased as a result of changes in the net unrealized gain (loss) on the available for sale securities due to fluctuations in interest rates. Because of interest rate volatility, the Company's accumulated other comprehensive income (loss) could materially fluctuate for each quarter-end and year-end period.

## RESULTS OF OPERATIONS

### *Analysis of Net Interest Income*

Historically, the Company's earnings have depended primarily on its net interest income, which is the difference between interest income earned on its loans and investments ("interest-earning assets") and interest paid on its deposits and any borrowed funds ("interest-bearing liabilities"). Net interest income is affected by:

- the interest rate spread - the difference between rates of interest earned on interest-earning assets and rates paid on its interest-bearing liabilities; and
- the aggregate amounts of its interest-earning assets and interest-bearing liabilities.

## *Average Balance Sheet*

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods; yields were adjusted for the effects of tax-free investments using the statutory tax rate.

| | At 12/31/01 | Year ended December 31, 2001 | | | 2000 | | | 1999 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Yield/Cost | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost | Average Balance | Interest | Average Yield/Cost |
| Interest-earning assets: | | | | | | | | | | |
| Loans receivable [1] | 7.63% | $238,164 | $19,175 | 8.05% | $184,915 | $15,395 | 8.33% | $144,808 | $11,443 | 7.90% |
| Mortgage-backed securities | 5.91% | 278,091 | 17,636 | 6.34% | 223,287 | 15,623 | 7.00% | 213,971 | 13,745 | 6.42% |
| Cash and investment securities | 4.08% | 89,484 | 5,167 | 5.77% | 118,861 | 8,232 | 6.93% | 96,225 | 6,545 | 6.80% |
| Tax exempt securities | 7.94% | 59,367 | 4,621 | 7.78% | 54,702 | 4,297 | 7.86% | 49,569 | 3,674 | 7.41% |
| Total interest-earning assets | 6.65% | $665,106 | $46,599 | 7.01% | $581,765 | $43,547 | 7.49% | $504,573 | $35,407 | 7.02% |
| Non-interest-earning assets | | 46,364 | | | 37,021 | | | 21,726 | | |
| Total assets | | $711,470 | | | $618,786 | | | $526,299 | | |
| Interest-bearing liabilities: | | | | | | | | | | |
| Deposits | 3.33% | $413,705 | $17,450 | 4.22% | $343,318 | $15,866 | 4.62% | $280,598 | $11,676 | 4.16% |
| FHLB advances and other borrowings | 5.27% | 183,883 | 9,781 | 5.32% | 176,867 | 9,815 | 5.55% | 156,488 | 7,996 | 5.11% |
| Total interest-bearing liabilities | 3.90% | $597,588 | $27,231 | 4.56% | $520,185 | $25,681 | 4.94% | $437,086 | $19,672 | 4.50% |
| Non-interest-bearing liabilities | | 26,764 | | | 22,102 | | | 6,349 | | |
| Total liabilities | | 624,352 | | | 542,287 | | | 443,435 | | |
| Stockholder's equity | | 87,118 | | | 76,499 | | | 82,864 | | |
| Total liabilities and stockholders' equity | | $711,470 | | | $618,786 | | | $526,299 | | |
| Net interest income | | | 19,368 | | | 17,866 | | | 15,735 | |
| Less tax equivalent adjustments | | | (1,571) | | | (1,461) | | | (1,249) | |
| Net interest income | | | $17,797 | | | $16,405 | | | $14,486 | |
| Interest rate spread | 2.75% | | | 2.45% | | | 2.55% | | | 2.52% |
| Net yield on interest-earning assets | | | | 2.91% | | | 3.07% | | | 3.12% |
| Ratio of average interest-earning assets to average interest-bearing liabilities | | | | 111.30% | | | 111.84% | | | 15.44% |

[1] Non-accrual loans and loan fees have been included and are considered immaterial to the analysis herein.

## *Rate/Volume Analysis*

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated and is presented on a tax-equivalent basis. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate); (ii) changes in rate (change in rate multiplied by prior year volume); and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

| | Year ended December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2001 vs. 2000 | | | | 2000 vs. 1999 | | | |
| | Increase (Decrease) Due to | | | | Increase (Decrease) Due to | | | |
| | Volume | Rate | Rate/Volume | Net | Volume | Rate | Rate/Volume | Net |
| | (Dollars in Thousands) | | | | | | | |
| Interest Income: | | | | | | | | |
| Loans receivable | $4,433 | $ (507) | $(146) | $3,780 | $3,169 | $ 613 | $ 170 | $3,952 |
| Mortgage-backed securities | 3,835 | (1,463) | (359) | 2,013 | 598 | 1,226 | 53 | 1,878 |
| Cash and investment securities | (2,035) | (1,369) | 338 | (3,065) | 1,540 | 119 | 28 | 1,687 |
| Tax exempt securities | 366 | (39) | (3) | 324 | 380 | 220 | 23 | 623 |
| Total interest-earning assets | $6,599 | $(3,377) | $(170) | $3,052 | $5,688 | $2,178 | $ 274 | $8,140 |
| Interest expense: | | | | | | | | |
| Deposits | $3,253 | $(1,384) | $(284) | $1,585 | $2,610 | $1,291 | $ 289 | $4,190 |
| FHLB advances and other borrowings | 389 | (408) | (16) | (35) | 1,041 | 688 | 90 | 1,819 |
| Total interest-bearing liabilities | $3,642 | $(1,792) | $(300) | $1,550 | $3,651 | $1,980 | $ 378 | $6,009 |
| Net change in interest income | $2,957 | $(1,585) | $ 130 | $1,502 | $2,037 | $ 198 | $(104) | $2,131 |

## *Net Income*

The Company reported net income of $3.7 million, $5.2 million and $5.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. The $1.5 million decrease in net income for the year ended December 31, 2001 compared to December 2000 was due to a $3.5 million increase in operating expenses and to fourth quarter charges aggregating $1.0 million before tax, resulting from the sale and write downs on the carrying values of certain assets and a provision for loan losses, offset by an increase in net interest income of $1.0 million.

The $100,000 decrease in net income for the year ended December 31, 2000 compared to December 1999 was primarily due to the branch acquisitions. In 2000 the Company opened five banking offices which were acquired in two branch acquisition transactions. Operating expenses for the year ended December 31, 2000 increased $3.2 million, offset by increases of $1.7 million and $1.2 million in net interest income and other income, respectively.

## *Net Interest Income*

Net interest income increased $1.0 million, or 6.4%, to $16.9 million for the year ended December 31, 2001 from $15.9 million in 2000. The increase was the result of a $2.9 million increase in interest income offset by increases of $1.5 million and $367,000 in interest expense and the provision for loan losses, respectively.

Net interest income increased $1.7 million, or 11.8%, to $15.9 million for the year ended December 31, 2000 from $14.2 million in 1999. The increase was the result of a $7.9 million increase in interest income offset by a $6.0 million increase in interest expense.

Detailed changes for the year ended December 31, 2001 and 2000 are contained in the Average Balance Sheet and Rate Volume Analysis on pages 12 and 13.

## *Interest Income*

Total interest income amounted to $45.0 million for the year ended December 31, 2001 compared to $42.1 million in 2000. The increase in 2001 of $2.9 million, or 7.0%, over 2000 was primarily due to an increase of $83.3 million in the average balance of interest-earning assets partially offset by a decrease in the average yield of 48 basis points (with 100 basis points being equal to 1%). The increase in average balances was due to loan growth during the year while the decrease in yield reflects effects of the interest rate environment and the multiple federal reserve easings during 2001.

Total interest income amounted to $42.1 million for the year ended December 31, 2000 compared to $34.2 million in 1999. The increase in 2000 of $7.9 million, or 23.2%, over 1999 was primarily due to an increase of $77.2 million in the average balance of interest-earning assets and an increase in the average yield of 47 basis points. The increase in average balances was due to the investing of cash received in the branch transactions, while the increase in yield reflects effects of the interest rate environment during 2000 and the composition of the loan portfolio. During 2000, the Company had a greater percentage of commercial and consumer loans outstanding than in 1999. These loans generally are at higher rates and of shorter duration than single family mortgages.

### *Interest Expense*

Total interest expense increased by $1.5 million or 6.0% for the year ended December 31, 2001 compared to 2000. The increase was primarily attributable to an increase of $1.6 million in interest on deposits. The effect of the increase in the average balance of deposits of $70.4 million was partially offset by a decrease of 40 basis points in the average rate paid.

Total interest expense increased by $6.0 million or 30.6% for the year ended December 31, 2000 compared to 1999. The increase was primarily attributable to an increase of $4.2 million in interest on deposits and an increase of $1.9 million in interest on FHLB borrowings. The increase in interest on deposits was due to an increase of $62.7 million in the average balance of deposits and an increase of 46 basis points in the average rate paid. The increase in interest expense on Federal Home Loan Bank ("FHLB") borrowings was due to an increase of $20.1 million in the average balance of borrowings combined with an increase of 45 basis points in the average rate paid.

### *Provision for Loan Losses*

The Company recorded a provision for loan losses of $847,000 in 2001, $480,000 in 2000 and $240,000 in 1999. Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by Management based on historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's primary market area, and other factors related to the collectibility of the Company's loan portfolio.

The provision for loan losses increased in 2001 due mainly to the addition of $300,000 to the provision in the fourth quarter as a result of a review of the allocation of the allowance for loan losses by loan category. See "Overview".

The provision for loan losses increased in 2000 as a result of the Company's change in the mix of the products offered in the loan portfolio – from lower yielding loans (i.e. one-to four-family loans) to higher yielding loans (i.e., commercial real estate, home equity lines of credit and improvement loans, commercial non-mortgage loans and construction loans). Such change in the portfolio mix resulted in an increase in the risk profile inherent within the loan portfolio. See "Loans Receivable, Net."

Although Management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 2001, based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations for such periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's provision for loan losses and the carrying value of its other non-performing assets based on their judgements about information available to them at the time of their examination.

### *Other Income*

Other income for the year ended December 31, 2001 was $2.3 million as compared to $2.1 million for 2000. Despite realizing losses and recording writedowns aggregating $669,000 in the fourth quarter of 2001, other income increased $168,000 due to increased revenues generated by TGH Securities. Trading revenues were $1.7 million for the year ended December 31, 2001 versus $705,000 for the same prior year-end period. TGH Securities commenced operations in May 2000.

Other income for the year ended December 31, 2000 was $2.1 million as compared to $951,000 for 1999. The $1.2 million, or 124.2% increase, was due primarily to TGH Securities' trading revenues of $705,000, a $506,000 net gain on asset sales in 2000 versus $137,000 in 1999 and an increase of $194,000 in service charges and other fees.

### *Other Expenses*

For the year ended December 31, 2001, other expenses increased $3.5 million, or 30.6%, to $14.9 million as compared to $11.4 million in 2000. The increase was due to the building of the Bank's infrastructure in the areas of credit administration, training, electronic banking and business development, the operations of TGH Securities and the branch acquisitions. Accordingly, salaries and employee benefits, occupancy and equipment costs, other expenses and the amortization of the excess of cost over fair value of net assets acquired increased $1.7 million, $714,000, $595,000, and $465,000, respectively, over the same prior year-end period. The majority of such expense was not reflected for a full year in the prior year period. In addition, salary and employee benefits and other expenses for TGH Securities are directly related to the trading revenues it generates.

For the year ended December 31, 2000, other expenses increased $3.2 million, or 38.9%, to $11.4 million as compared to $8.2 million in 1999. The increases in other expenses are primarily attributable to the branch acquisitions, the addition of personnel in commercial lending and the personnel and operations at TGH Securities.

### *Income Taxes*

Income tax expense for the years ended December 31, 2001, 2000 and 1999, was $652,000 or 15% of pre-tax income, $1.4 million or 22% of pre-tax income and $1.6 million, or 23% of pre-tax income, respectively. The decrease in the effective tax rate in 2001 was due to the fourth quarter charges discussed above resulting in less taxable income.

### *Liquidity and Capital Resources*

The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and other investments. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and the consolidation of the financial institution industry.

The primary investment activity of the Company is the origination and purchase of mortgage loans, commercial business loans, mortgage-backed securities and other investments. During the years ended December 31, 2001, 2000, and 1999, the Company originated loans in the amounts of $114.3 million, $82.6 million, and $45.8 million, respectively. The Company also purchases loans and mortgage-backed securities to reduce liquidity not otherwise required for local loan demand. For the years ended December 31, 2001, 2000 and 1999 purchases of loans and mortgage-backed securities totaled $195.4 million, $102.0 million, and $67.0 million, respectively. Other investment activities include investment in U.S. government and federal agency obligations, municipal bonds, debt and equity investments in financial services firms, FHLB of Pittsburgh stock and consumer loans.

The Company utilizes FHLB advances to leverage its balance sheet as deemed necessary. In addition, other sources of liquidity can be found in the Company's balance sheet, such as investment securities maturing within one year and unencumbered mortgage-backed securities that are readily marketable. The Company has other sources of liquidity if a need for additional funds arises.

The Company's most liquid assets are cash and cash equivalents, which include investment in highly liquid short-term investments. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 2001, cash and cash equivalents totaled $22.7 million.

The Company anticipates that it will have sufficient funds available to meet its current commitments. As of December 31, 2001, the Company had $33.0 million in commitments to fund loans. Certificates of deposit, which were scheduled to mature in one year or less, as of December 31, 2001, totaled $169.3 million. Management believes that a significant portion of such deposits will remain with the Company.

The Bank had core, tangible and total risk-based capital ratios of 7.6%, 7.6% and 18.2%, respectively, at December 31, 2001, which significantly exceeded the OTS's respective minimum requirements of 4.00%, 1.50%, and 8.00%. The Bank was classified as a "well- capitalized" institution on December 31, 2001. See Note 12 to the Consolidated Financial Statements.

### *Impact of Inflation and Changing Prices*

Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

## SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER DATA

*(Dollars in thousands, except per share data)*

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Income Statement Data: | | | | | |
| Interest income | $ 45,028 | $ 42,086 | $ 34,158 | $ 23,682 | $ 20,582 |
| Interest expense | 27,231 | 25,681 | 19,672 | 12,933 | 11,002 |
| Net interest income | 17,797 | 16,405 | 14,486 | 10,749 | 9,580 |
| Provision for loan losses | 847 | 480 | 240 | 270 | 120 |
| Non-interest income | 2,300 | 2,132 | 951 | 415 | 2,808 |
| Non-interest expense | 14,910 | 11,421 | 8,221 | 7,075 | 6,824 |
| Income before income taxes | 4,340 | 6,636 | 6,976 | 3,819 | 5,444 |
| Net income | 3,688 | 5,201 | 5,348 | 2,350 | 3,354 |
| Balance Sheet Data: | | | | | |
| Total assets | 720,408 | 700,180 | 554,759 | 492,039 | 276,650 |
| Loans (net) | 259,220 | 219,360 | 161,158 | 136,466 | 97,435 |
| Mortgage-backed securities available for sale | 299,216 | 258,870 | 204,706 | 229,883 | 111,486 |
| Investment securities held to maturity | 63,824 | | - | 54,129 | 34,529 |
| Investment securities available for sale | 16,078 | 128,198 | 115,463 | 20,274 | 3,698 |
| Deposits | 431,583 | 406,684 | 292,619 | 276,390 | 230,558 |
| FHLB advances | 176,884 | 171,884 | 176,884 | 106,884 | 7,884 |
| Stockholders' equity | 85,455 | 83,058 | 74,660 | 100,229 | 28,470 |
| Per Share Data: | | | | | |
| Basic earnings per share [1] | 0.58 | 0.76 | 0.73 | 0.17 | NM |
| Diluted earnings per share [1] | 0.57 | 0.75 | 0.72 | 0.16 | NM |
| Cash dividends per share [1] | 0.29 | 0.25 | 0.21 | 0.05 | NM |
| Tangible book value per share [2] | 11.77 | 10.63 | 9.60 | 11.14 | NM |
| Selected Ratios: [3] | | | | | |
| Performance Ratios | | | | | |
| Return on average assets | 0.52% | 0.84% | 1.02% | .65% | 1.18% |
| Return on average equity | 4.23 | 6.79 | 6.45 | 3.63 | 12.41 |
| Stockholders' equity to assets | 11.86 | 11.86 | 13.46 | 20.37 | 10.27 |
| Net interest margin [4] | 2.91 | 3.07 | 3.12 | 3.19 | 3.50 |
| Interest rate spread [4] | 2.45 | 2.55 | 2.52 | 2.43 | 3.14 |
| Asset Quality Ratios | | | | | |
| Non-performing loans to total loans [5] | 1.23 | 0.08 | 0.14 | 0.28 | 0.74 |
| Non-performing assets to total assets [5] | 0.45 | 0.03 | 0.07 | 0.09 | 0.30 |
| Allowance for loan losses as a percentage of non-performing loans | 79.00 | 989.00 | 553.00 | 264.00 | 109.36 |
| Allowance for loan losses as a percentage of total average loans at end of period | 1.05 | 0.91 | 0.85 | 0.94 | 0.77 |
| Net charge-offs (recoveries) as a percentage of average loans | .01 | 0.02 | 0.03 | 0.01 | (.08) |
| Banking Offices | 12 | 11 | 6 | 6 | 6 |

[1] There were no shares outstanding until July 1998.

[2] Tangible book value per share represents stockholders' equity less intangible assets divided by the number of share issued and outstanding.

[3] With the exception of end of period ratios, all ratios are based on average monthly balances during indicated periods.

[4] Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

[5] Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue; and non-performing assets consist of non-performing loans and real estate owned, in each case net of related reserves.

NM Not meaningful as a result of the conversion and reorganization completed in July 1998.

## STOCK MARKET INFORMATION

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Common stock price range of the Company: | | | | | | | | |
| High | 9.81 | 9.65 | 10.40 | 9.90 | 7.06 | 7.06 | 8.13 | 8.00 |
| Low | 7.94 | 9.20 | 8.10 | 9.01 | 6.25 | 6.06 | 7.06 | 7.56 |

## CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

*(Dollars in Thousands, Except Per Share Data)*

| ASSETS | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Cash on hand and in banks | $ 3,909 | $ 4,132 |
| Interest-bearing deposits | 18,814 | 16,188 |
| Total cash and cash equivalents | 22,723 | 20,320 |
| Investments held to maturity (approximate fair value $62,558) | 63,824 | |
| Investments available for sale at fair value (amortized cost - 2001, $16,654; 2000, $134,858) | 16,078 | 128,198 |
| Mortgage-backed securities available for sale at fair value (amortized cost - 2001, $295,998; 2000, $258,297) | 299,216 | 258,870 |
| Trading securities | 14,261 | 28,034 |
| Loans receivable (net of allowance for loan losses - 2001, $2,511; 2000, $1,682) | 259,220 | 215,832 |
| Loans held for sale | | 3,528 |
| Accrued interest receivable | 4,056 | 4,711 |
| Federal Home Loan Bank stock - at cost | 8,844 | 8,594 |
| Real estate acquired through foreclosure - net | 81 | 47 |
| Office properties and equipment - net | 6,340 | 6,920 |
| Prepaid expenses and other assets | 4,240 | 2,243 |
| Cash surrender value of life insurance | 12,563 | 12,066 |
| Excess of cost over fair value of net assets acquired | 7,680 | 7,419 |
| Prepaid income taxes | 538 | |
| Deferred income taxes | 744 | 3,398 |
| TOTAL ASSETS | $720,408 | $700,180 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Deposits | $431,583 | $406,684 |
| FHLB advances | 176,884 | 171,884 |
| Payable to brokers and dealers | 14,109 | 27,879 |
| Other borrowings | 1,000 | 1,750 |
| Accrued interest payable | 918 | 982 |
| Advances from borrowers for taxes and insurance | 2,571 | 2,534 |
| Accounts payable and accrued expenses | 7,360 | 4,871 |
| Dividends payable | 528 | 498 |
| Accrued income taxes | | 40 |
| Total liabilities | 634,953 | 617,122 |
| COMMITMENTS AND CONTINGENCIES | | |
| Stockholders' Equity: | | |
| Preferred stock, no par value, 10,000,000 shares authorized, none issued in 2001 or 2000 | | |
| Common stock, $.10 par value, 40,000,000 shares authorized, 8,999,989 shares issued and 6,607,955 outstanding in 2001; 8,999,989 issued and 7,118,161 shares outstanding in 2000 | 900 | 900 |
| Additional paid-in capital | 92,889 | 93,330 |
| Common stock acquired by stock benefit plans | (6,383) | (7,261) |
| Treasury stock at cost, 2,392,034 shares at December 31, 2001 and 1,881,828 shares at December 31, 2000 | (21,626) | (16,645) |
| Accumulated other comprehensive gain (loss) | 1,286 | (4,015) |
| Retained earnings - partially restricted | 18,389 | 16,749 |
| Total stockholders' equity | 85,455 | 83,058 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $720,408 | $700,180 |

See notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF INCOME

*(Dollars in Thousands, Except Per Share Data)*

| | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| INTEREST INCOME: | | | |
| Interest on loans | $19,175 | $15,395 | $11,443 |
| Interest on mortgage-backed securities | 17,636 | 15,623 | 13,745 |
| Interest on investments: | | | |
| Taxable | 4,533 | 7,450 | 6,024 |
| Tax-exempt | 3,051 | 2,836 | 2,424 |
| Dividends | 633 | 782 | 522 |
| Total interest income | 45,028 | 42,086 | 34,158 |
| INTEREST EXPENSE: | | | |
| Interest on deposits | 17,450 | 15,866 | 11,676 |
| Interest on FHLB advances and other borrowings | 9,781 | 9,815 | 7,996 |
| Total interest expense | 27,231 | 25,681 | 19,672 |
| NET INTEREST INCOME | 17,797 | 16,405 | 14,486 |
| PROVISION FOR LOAN LOSSES | 847 | 480 | 240 |
| NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES | 16,950 | 15,925 | 14,246 |
| OTHER INCOME: | | | |
| Service charges and other fees | 1,006 | 549 | 355 |
| Trading revenues from brokerage operations | 1,748 | 705 | |
| Loss on small business investment company investments | (772) | | |
| Loss on sale of real estate owned | | (33) | (2) |
| Gain (loss) on sale of mortgage-backed securities available for sale | 249 | 173 | (16) |
| (Loss) gain on sale of loans | (11) | 23 | |
| (Loss) gain on sale and writedown of investments available for sale | (215) | 333 | 155 |
| Gain on sale of property and equipment | | 33 | |
| Rental income | 203 | 153 | 151 |
| Other income | 92 | 196 | 308 |
| Total other income | 2,300 | 2,132 | 951 |
| OTHER EXPENSES: | | | |
| Salaries and employee benefits | 7,663 | 5,986 | 4,227 |
| Occupancy and equipment | 2,335 | 1,621 | 1,168 |
| Federal insurance premium | 78 | 63 | 166 |
| Professional fees | 420 | 408 | 541 |
| Advertising | 353 | 342 | 244 |
| Amortization of excess of cost over fair value of assets acquired | 720 | 255 | |
| Other | 3,341 | 2,746 | 1,875 |
| Total other expenses | 14,910 | 11,421 | 8,221 |
| INCOME BEFORE INCOME TAXES | 4,340 | 6,636 | 6,976 |
| INCOME TAXES: | | | |
| Current | 969 | 1,508 | 2,835 |
| Deferred | (317) | (73) | (1,207) |
| Total income taxes | 652 | 1,435 | 1,628 |
| NET INCOME | $ 3,688 | $ 5,201 | $ 5,348 |
| BASIC EARNINGS PER SHARE | $ 0.58 | $ 0.76 | $ 0.73 |
| DILUTED EARNINGS PER SHARE | $ 0.57 | $ 0.75 | $ 0.72 |

See notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

*(Dollars in Thousands)*

| | Common Stock | Additional Paid-in Capital | Common Stock Acquired by Stock Benefit Plans | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Retained Earnings – Partially Restricted | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| BALANCE, DECEMBER 31, 1998 | $900 | $94,616 | $(6,075) | | $957 | $9,831 | $100,229 |
| Comprehensive loss: | | | | | | | |
| Net income | | | | | | 5,348 | 5,348 |
| Other comprehensive loss, net of tax: | | | | | | | |
| Net unrealized loss on investment and mortgage-backed securities available for sale, net of reclassification adjustment [1] | | | | | (14,065) | | (14,065) |
| Comprehensive loss | – | – | – | – | – | – | (8,717) |
| ESOP stock committed to be released | | | 418 | | | | 418 |
| Excess of cost of ESOP shares committed to be released above fair value | | (41) | | | | | (41) |
| Purchase of treasury stock | | | | $(13,326) | | | (13,326) |
| Common stock acquired by stock benefit plans | | | (2,761) | | | | (2,761) |
| Restricted stock plan amortization | | | 219 | | | | 219 |
| Exercise of stock options | | (1,175) | | 1,539 | | | 364 |
| Dividends paid | | | | | | (1,725) | (1,725) |
| BALANCE, DECEMBER 31, 1999 | 900 | 93,400 | (8,199) | (11,787) | (13,108) | 13,454 | 74,660 |
| Comprehensive income: | | | | | | | |
| Net income | | | | | | 5,201 | 5,201 |
| Other comprehensive income, net of tax: | | | | | | | |
| Net unrealized gain on investment and mortgage-backed securities available for sale, net of reclassification adjustment [1] | | | | | 9,093 | | 9,093 |
| Comprehensive income | – | – | – | – | – | – | 14,294 |
| ESOP stock committed to be released | | | 420 | | | | 420 |
| Excess of cost of ESOP shares committed to be released above fair value | | (70) | | | | | (70) |
| Purchase of treasury stock | | | | (4,858) | | | (4,858) |
| Restricted stock plan amortization | | | 518 | | | | 518 |
| Dividends paid | | | | | | (1,906) | (1,906) |
| BALANCE, DECEMBER 31, 2000 | $900 | $93,330 | $(7,261) | $(16,645) | $(4,015) | $16,749 | $83,058 |
| Comprehensive income: | | | | | | | |
| Net income | | | | | | 3,688 | 3,688 |
| Other comprehensive income, net of tax: | | | | | | | |
| Net unrealized gain on investment and mortgage-backed securities available for sale, net of reclassification adjustment [1] | | | | | 4,729 | | 4,729 |
| Comprehensive income | – | – | – | – | – | – | 8,417 |
| Amortization of unrealized loss on held to maturity securities transferred from available for sale | | | | | 572 | | 572 |
| ESOP stock committed to be released | | | 419 | | | | 419 |
| Excess of cost of ESOP shares committed to be released above fair value | | (17) | | | | | (17) |
| Purchase of treasury stock | | | | (5,390) | | | (5,390) |
| Restricted stock plan amortization | | | 459 | | | | 459 |
| Exercise of stock options | | (424) | | 409 | | | (15) |
| Dividends paid | | | | | | (2,048) | (2,048) |
| BALANCE, DECEMBER 31, 2001 | $900 | $92,889 | $(6,383) | $(21,626) | $1,286 | $18,389 | $85,455 |

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| (1) Disclosure of reclassification amount, net of tax for the years ended: | | | |
| Net unrealized appreciation (depreciation) arising during the year | $4,707 | $8,759 | $(14,157) |
| Net gains (losses) included in net income | 22 | 334 | 92 |
| Net unrealized gain (loss) on securities | $4,729 | $9,093 | $(14,065) |

See notes to consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

*(Dollars in Thousands)*

| | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| OPERATING ACTIVITIES: | | | |
| Net income | $ 3,688 | $ 5,201 | $ 5,348 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Provision for loan losses | 847 | 480 | 240 |
| Depreciation | 1,043 | 717 | 466 |
| Amortization of stock benefit plans | 850 | 821 | 571 |
| Loans held for sale originated | | | (1,687) |
| Amortization of: | | | |
| Excess of cost over fair value of assets acquired | 720 | 255 | |
| Net premiums (discounts) on: | | | |
| Loans purchased | 76 | 17 | (23) |
| Investments | (1,061) | (1,361) | (1,263) |
| Mortgage-backed securities | 1,882 | 803 | 1,496 |
| Loss (gain) on sale and writedown of investments | 215 | (333) | (155) |
| Loss (gain) on sale of loans | 11 | (23) | |
| (Gain) loss on sale of mortgage-backed securities | (249) | (173) | 16 |
| Gain on sale of property and equipment | | (33) | |
| Loss on sale of real estate owned | | 33 | 2 |
| Net decrease (increase) in trading securities | 13,773 | (28,034) | |
| Increase in other assets | (3,622) | (10,104) | (322) |
| (Decrease) increase in other liabilities | (11,413) | 29,103 | (674) |
| Net cash provided by (used in) operating activities | 6,760 | (2,631) | 4,015 |
| INVESTING ACTIVITIES: | | | |
| Principal collected on: | | | |
| Mortgage-backed securities | 116,124 | 24,441 | 46,475 |
| Loans | 70,314 | 36,557 | 30,246 |
| Loans originated | (114,340) | (82,578) | (45,854) |
| Loans acquired | | (12,365) | (7,720) |
| Increase in loans resulting from branch acquisitions | | (340) | |
| Purchases of: | | | |
| Investments | (2,193) | (5,268) | (72,492) |
| Mortgage-backed securities | (195,452) | (89,683) | (59,279) |
| Property and equipment | (1,448) | (1,327) | (832) |
| FHLB stock | (250) | (1,399) | (3,500) |
| Decrease (increase) in property and equipment resulting from branch acquisitions | 985 | (3,534) | |
| Maturities and calls of investments | 39,632 | | 2,333 |
| Proceeds from the sale of: | | | |
| Loans | 3,199 | 23 | |
| Real estate owned | | 54 | 40 |
| Property and equipment | | 110 | |
| Mortgage-backed securities | 39,994 | 17,617 | 28,561 |
| Investments | 17,330 | 833 | 17,108 |
| FHLB stock | | 1,500 | |
| Net cash used in investing activities | (26,105) | (115,359) | (64,914) |

## CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

*(Dollars in Thousands)*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| FINANCING ACTIVITIES: | | | |
| Net increase in deposits | 24,899 | 19,088 | 16,229 |
| Increase in deposits resulting from branch acquisitions | | 94,977 | |
| Net increase in advances from borrowers for taxes and insurance | 37 | 62 | 243 |
| Net increase (decrease) in FHLB borrowings | 5,000 | (5,000) | 70,000 |
| Net (decrease) increase in other borrowings | (750) | (1,250) | 3,000 |
| Purchase of treasury stock | (5,390) | (4,858) | (13,326) |
| Purchase of restricted stock plan shares | | | (2,761) |
| Net proceeds from exercise of stock options | | | 300 |
| Cash dividends | (2,048) | (1,906) | (1,725) |
| Net cash provided by financing activities | 21,748 | 101,113 | 71,960 |
| NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 2,403 | (16,877) | 11,061 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 20,320 | 37,197 | 26,136 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $22,723 | $20,320 | $37,197 |
| SUPPLEMENTAL DISCLOSURES: | | | |
| Interest paid on deposits and funds borrowed | $27,299 | $25,534 | $19,306 |
| Income taxes paid | 967 | 1,209 | 1,267 |
| Noncash transfers from loans to real estate owned | 47 | 85 | 101 |
| Noncash transfer of investments held to maturity to available for sale | | | 54,129 |
| Noncash transfer of investments available for sale to held to maturity | 75,446 | | |

See notes to consolidated financial statements.

# Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

*(Dollars in Thousands, Except Per Share Data)*

## 1. NATURE OF OPERATIONS

The primary business of Thistle Group Holdings, Co. (the "Company"), is to act as a holding company for Roxborough Manayunk Bank (the "Bank"), a federally chartered capital stock savings bank, TGH Corp., which holds investments, and TGH Securities, a broker/dealer subsidiary which commenced operations in 2000. The Bank has three subsidiaries, Ridge Service Corporation, which is inactive, Montgomery Service Corporation, which holds investments in small business investment companies and engages in real estate development and management, and RoxDel Corp., which holds investments. The primary business of the Bank is attracting customer deposits from the general public through its network of branches and its transactional website, RMBgo.com, and investing these deposits, together with funds from borrowings and operations, primarily in single-family residential loans, commercial real estate loans and mortgage-backed securities, and to a lesser extent in secured consumer, home improvement and commercial non-mortgage loans and investment securities. The Bank's primary regulator is the Office of Thrift Supervision ("OTS").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Principles of Consolidation* – The accompanying consolidated financial statements include the accounts of the Company, the Bank and the Company's and the Bank's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

*Use of Estimates in the Preparation of Financial Statements* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents* – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

*Investment and Mortgage-Backed Securities* – Debt and equity securities are classified and accounted for as follows:

*Held to Maturity* - Debt securities that Management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.

*Available for Sale* - Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes to market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. These assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of stockholders' equity until realized. Realized gains and losses on the sale of investment or mortgage-backed securities are reported in the consolidated statement of income and are determined using the specific identification method.

*Interest Income* – Interest income on loans and investment and mortgage-backed securities is recognized as earned. Income recognition is generally discontinued when loans become 90 days contractually past due. An allowance for any uncollected interest is established at that time by a charge to operations.

*Trading Securities* – Trading securities are securities owned by TGH Securities, a wholly-owned broker/dealer subsidiary of the Company. Trading securities are carried at fair value and are recorded on a trade date basis. These securities generally consist of short-term municipal notes and bonds. Gains and losses both realized and unrealized are included in operating income. Payable to brokers and dealers includes amounts payable to clearing organizations.

*Loans Held for Sale* – The Company originates loans for portfolio investment or for sale in the secondary market. During the period of origination, loans are designated as held for sale or held for investment. Loans held for sale are carried at the lower of cost or fair value, determined on an aggregate basis. Loans receivable designated as held for investment have been so designated due to Management's intent and ability to hold such loans until maturity or pay-off.

*Provisions for Losses* – Provisions for losses include charges to reduce the recorded balances of loans receivable to their estimated net realizable value or fair value, as applicable. Such provisions are based on Management's estimate of net realizable value and/or fair value of the collateral, as applicable, considering the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans and real estate is dependent to a great extent on economic, operating and other conditions that are beyond the Company's control.

The Company accounts for impaired loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, *Accounting by Creditors for Impairment of a Loan* and SFAS No. 118, *Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure*. The Company values impaired loans using the fair value of the collateral. Any reserves determined under SFAS No. 114 would be included in the allowance for loan losses.

In July 2001, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 102, *Selected Loan Loss Allowance Methodology and Documentation Issues*. SAB No. 102 expresses the SEC staff's views on the development, documentation, and application of a systematic methodology for determining the allowance for loan losses in accordance with accounting principles generally accepted in the United States of America. Also in July 2001, the federal banking agencies issued guidance on this topic through the Federal Financial Institutions Examination Council interagency guidance, *Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions*. In Management's opinion, the Company's methodology and documentation of the allowance for loan losses meets the guidance issued.

*Real Estate Acquired Through Foreclosure* – Real estate acquired through foreclosure is carried at the lower of fair value or balance of the loan on the property at date of acquisition less estimated selling costs. Costs relating to the development and improvement of property are capitalized, and those relating to holding the property are charged to expense. The amounts ultimately recoverable from the sale of real estate acquired through foreclosure could differ materially from the amounts used in arriving at the net carrying value of the assets at time of foreclosure because of future market factors beyond the control of the Company.

*Prepaid Expenses and Other Assets* – Included in prepaid expenses and other assets are certain investments in small business investment companies which are held by a service corporation of the Bank. During the fourth quarter of 2001, it was determined that an other-than-temporary impairment existed and, as such, these investments were written down to fair value.

*Office Properties and Equipment* – Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets which range from three to 25 years. The costs of maintenance and repairs are expensed as incurred, and renewals and betterments are capitalized.

*Cash Surrender Value of Life Insurance* – The Company is the beneficiary of insurance policies on the lives of officers and employees of the Bank. The Company has recognized the amount that could be realized under the insurance policies as an asset in the statement of financial condition.

*Interest Rate Risk* – At December 31, 2001, the Company's assets consist primarily of assets that earned interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

*Loan Fees* – The Company defers all loan fees, net of certain direct loan origination costs, and recognizes income as a yield adjustment over the contractual life of the loan using the interest method.

*Unearned Discounts and Premiums* – Unearned discounts and premiums are accreted over the expected average lives of the loans purchased using the interest method.

*Income Taxes* – Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

*Accounting for Stock-Based Compensation* – The Company accounts for stock options in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, which allows an entity to choose between the intrinsic value method, as defined in Accounting Principals Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* or the fair value method of accounting for stock-based compensation described in SFAS No. 123. An entity using the intrinsic value method must disclose pro forma net income and earnings per share as if the stock based compensation was accounted for using the fair value method. The Company continues to account for stock-based compensation using the intrinsic value method and has not recognized compensation expense under this method.

In March 2000, Financial Accounting Standards Board ("FASB") Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation* ("FIN No. 44") was issued. FIN No. 44 clarifies the application of APB No. 25 for certain issues. The Company adopted the provisions of FIN No. 44 in fiscal year 2000. The adoption of the interpretation did not have a material effect on the consolidated financial statements.

Since the issuance of FIN No. 44, the FASB staff has received a number of questions related to accounting for stock compensation under APB No. 25 and FIN No. 44. The Emerging Issues Task Force ("EITF") in EITF 00-23 has reached consensuses on a number of questions, although some issues and questions are still being considered. The Company monitors the status of EITF 00-23.

*Earnings Per Share* – Basic earnings per share for 2001, 2000 and 1999 is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share for 2001, 2000 and 1999 is computed using the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of stock options. The weighted average shares used in the basic and diluted earnings per share computations for the years ended December 31, 2001, 2000 and 1999 are as follows:

| | December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Average common shares outstanding - basic | 6,382,478 | 6,866,018 | 7,359,241 |
| Increase in shares due to dilutive options | 34,434 | 34,431 | 90,626 |
| Adjusted shares outstanding - diluted | 6,416,912 | 6,900,449 | 7,449,867 |

*Comprehensive Income* – The Company presents, as a component of comprehensive income, the amounts from transactions and other events which currently are excluded from the statement of income and are recorded directly to stockholders' equity.

*Accounting for Derivative Instruments* – Under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted, the Company is required to recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company adopted this statement on January 1, 1999. The adoption of this statement did not have a material impact on the Company's financial position or results of operations. In accordance with the provisions of this statement, the Company transferred $54,129 of investments held to maturity to available for sale. Currently, the Company has no embedded derivatives that require bifurcation. The Company does not employ hedging activities that require designation as either fair value or cash flow hedges, or hedges of a net investment in a foreign operation.

*Recent Accounting Pronouncements* – In June 2001, the FASB issued two new pronouncements: SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 is effective as follows: (a) use of the pooling-of-interest method is prohibited for business combinations initiated after June 30,

2001; and (b) the provisions of SFAS No. 141 also apply to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. However, SFAS No. 142 does not change the accounting prescribed for certain acquisitions by banking and thrift institutions, resulting in continued amortization of the excess of cost over fair value of net assets acquired under SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*. In October 2001, the FASB decided to undertake a limited scope project to reconsider part of the guidance in SFAS No. 72. In particular, the FASB decided to reconsider the provisions of that statement that require recognition and amortization of an unidentifiable intangible asset-an asset that is sometimes referred to in practice as "SFAS 72 goodwill". At December 31, 2001, the Company's "SFAS 72 goodwill" amounted to $7,680 and is subject to amortization. The FASB has commenced its deliberations on this limited scope project and expects to issue a final statement on this project in the fourth quarter of 2002.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of the APB No. 30, Reporting of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*. This statement is effective for fiscal years beginning after December 15, 2001. The adoption of this statement did not have an impact on the Company's financial position or results of operations when adopted.

*Reclassifications* – Certain items in the 2000 and 1999 consolidated financial statements have been reclassified to conform with the presentation in the 2001 consolidated financial statements.

## 3. ACQUISITIONS

On May 23, 2000, the Bank signed a definitive agreement with Crown Bank FSB to purchase its branch office located in Wilmington, Delaware. The transaction closed on September 9, 2000. The Bank acquired approximately $41,000 in deposit liabilities plus accrued interest, $1,800 in property and equipment, $300 in loans and $37,300 in cash.

On May 25, 2000, the Bank signed a definitive agreement with Wilmington Trust Company of Pennsylvania to purchase four branch offices located in Lionville, Media, Westtown and West Chester, Pennsylvania. The transaction closed on August 4, 2000. The Bank acquired approximately $54,500 in deposit liabilities plus accrued interest, $1,700 in property and equipment and $46,700 in cash.

The transactions were accounted for under the purchase method of accounting. The excess of cost over fair value of net assets acquired was $7,700 for these two transactions and is being amortized over twelve years. At December 31, 2000, the allocation of purchase price was preliminary pending final valuation of the fair market value of the assets acquired and the liabilities assumed. The allocation of purchase price was completed during the quarter ended March 31, 2001. An adjustment was recorded increasing the excess of cost over fair value of assets acquired and decreasing office properties and equipment for $985.

## 4. INVESTMENTS HELD TO MATURITY

On May 31, 2001, the Company reclassified $75,446 of certain U.S. government agency securities, FHLB and FHLMC bonds and municipal bonds from available for sale to held to maturity as it is the intent of the Company to hold such securities to maturity. The transfer was recorded at fair value. At December 31, 2001, $457 was included as a component of other comprehensive income representing the unamortized holding loss that resulted from the transfer.

Investments held to maturity at December 31, 2001 consisted of the following:

| | Held to Maturity December 31, 2001 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Approximate Fair Value |
| FHLB and FHLMC Bonds - | | | | |
| More than 10 years | $15,201 | | $ 793 | $14,408 |
| Municipal bonds - 5 to 10 years | 777 | $ 12 | | 789 |
| More than 10 years | 47,846 | 294 | 779 | 47,361 |
| Total | $63,824 | $306 | $1,572 | $62,558 |

## 5. INVESTMENTS AVAILABLE FOR SALE

A comparison of cost and approximate fair value of investments, by maturity, is as follows:

| | Available for Sale December 31, 2001 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Approximate Fair Value |
| Mutual funds | $ 1,530 | | | $ 1,530 |
| Capital trust securities | 9,077 | | $1,037 | 8,040 |
| Equity investments | 4,528 | $467 | 6 | 4,989 |
| Other | 1,519 | | | 1,519 |
| Total | $16,654 | $467 | $1,043 | $16,078 |

| | December 31, 2000 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Approximate Fair Value |
| U.S. Treasury securities and securities of U.S. Government agencies: | | | | |
| 5 to 10 years | $ 6,011 | $ 49 | $ 36 | $ 6,024 |
| More than 10 years | 42,000 | | 877 | 41,123 |
| FHLB and FHLMC Bonds - | | | | |
| More than 10 years | 18,883 | | 2,680 | 16,203 |
| Municipal bonds - 5 to 10 years | 153 | | | 153 |
| More than 10 years | 46,703 | 372 | 1,127 | 45,948 |
| Mutual Funds | 1,439 | | | 1,439 |
| Capital Trust securities | 12,847 | | 2,120 | 10,727 |
| Equity investments | 5,345 | 241 | 482 | 5,104 |
| Other | 1,477 | | | 1,477 |
| Total | $134,858 | $662 | $7,322 | $128,198 |

Proceeds from the sale of investments available for sale during the year ended December 31, 2001 were $17,330 resulting in gross gains of $221 and gross losses of $311. Proceeds from the sale of investments available for sale during the year ended December 31, 2000 were $833 resulting in a gain of $333. Proceeds from the sale of investments available for sale during the year ended December 31, 1999 were $17,108 resulting in a gain of $155.

During the year ended December 31, 2001, the Company recognized an other-than-temporary impairment on certain investment securities resulting in a charge to operations of $125.

## 6. MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

Mortgage-backed securities available for sale are summarized as follows:

| | Available for Sale December 31, 2001 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Approximate Fair Value |
| GNMA pass-through certificates | $106,452 | $2,385 | | $108,837 |
| FNMA pass-through certificates | 114,634 | 768 | $293 | 115,109 |
| FHLMC pass-through certificates | 66,417 | 554 | 378 | 66,593 |
| FHLMC real estate mortgage investment conduits | 4,591 | 182 | | 4,773 |
| FHLMC collateralized mortgage obligations | 3,904 | | | 3,904 |
| Total | $295,998 | $3,889 | $671 | $299,216 |

| | Available for Sale December 31, 2000 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Approximate Fair Value |
| GNMA pass-through certificates | $159,303 | $1,394 | $622 | $160,075 |
| FNMA pass-through certificates | 74,246 | 178 | 697 | 73,727 |
| FHLMC pass-through certificates | 18,837 | 238 | | 19,075 |
| FHLMC real estate mortgage investment conduits | 5,911 | 115 | 33 | 5,993 |
| Total | $258,297 | $1,925 | $1,352 | $258,870 |

Proceeds from the sale of mortgage-backed securities during the year ended December 31, 2001 were $39,994, resulting in a gain of $249. Proceeds from the sale of mortgage-backed securities during the year ended December 31, 2000 were $17,617, resulting in a gain of $173. Proceeds from the sale of mortgage-backed securities during the year ended December 31, 1999 were $28,561, resulting in a loss of $16.

## 7. LOANS RECEIVABLE

Loans receivable consist of the following:

| | December 31, 2001 | 2000 |
|---|---|---|
| Mortgage loans: | | |
| 1-4 Family residential | $125,504 | $121,230 |
| Commercial real estate | 62,532 | 54,763 |
| Home equity lines of credit and improvement loans | 20,923 | 12,999 |
| Commercial loans | 28,866 | 14,731 |
| Construction loans - net | 23,677 | 14,210 |
| Loans on savings accounts | 637 | 726 |
| Consumer loans | 879 | 152 |
| Total loans | 263,018 | 218,811 |
| Plus unamortized premiums | 267 | 347 |
| Less: | | |
| Net discounts on loans purchased and loans acquired through merger | (13) | (15) |
| Deferred loan fees | (1,541) | (1,629) |
| Allowance for loan losses | (2,511) | (1,682) |
| Total | $259,220 | $215,832 |

The Company originates loans to customers in its local market area, principally Philadelphia, Pennsylvania, its four adjoining counties and Wilmington, Delaware. The Company occasionally purchases loans in Pennsylvania, New Jersey and Delaware. The ultimate repayment of these loans is dependent to a certain degree on the local economy and real estate market.

Originated or purchased commercial real estate loans totaled $62,532 and $54,763 at December 31, 2001 and 2000, respectively. Of the commercial real estate loans, as of December 31, 2001 and 2000, $41,597 and $40,253 are collateralized by multi-family residential property; $20,935 and $14,510 by business property, respectively.

At December 31, 2001, 2000 and 1999, the Company was servicing loans for others amounting to $15,624, $8,745 and $1,706, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. In connection with these loans serviced for others, the Company held borrower's escrow balances of approximately $296, $168 and $124 at December 31, 2001, 2000 and 1999, respectively. The Company has not recorded mortgage servicing rights as an asset as Management considers the right to service these loans immaterial to the financial statements.

Following is a summary of changes in the allowance for loan losses:

| | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Balance, beginning | $1,682 | $1,234 | $1,036 |
| Provision | 847 | 480 | 240 |
| Charge-offs | (18) | (32) | (42) |
| Balance, ending | $2,511 | $1,682 | $1,234 |

The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of probable losses in the current loan portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and 118. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. As of December 31, 2001 and 2000, 100% of the impaired loan balance was measured for impairment based on the fair value of the loans' collateral. Impairment losses are included in the provision for loan losses. SFAS Nos. 114 and 118 do not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans and are not included in the data that follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Impaired loans without a valuation allowance | $ - | $ - |
| Impaired loans with a valuation allowance | $2,830 | - |
| Total impaired loans | $2,830 | - |
| Valuation allowance related to impaired loans | $ 707 | $ - |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Average impaired loans | $2,830 | $303 | $1,246 |
| Interest income recognized on impaired loans | - | 27 | 100 |

No cash basis interest income was recognized in 2001, 2000 or 1999 for the impaired loans included above. Nonaccrual loans for which interest has been fully reserved totaled approximately $3,178 and $170 at December 31, 2001 and 2000, respectively. There were no accruing loans 90 days or more delinquent or troubled debt restructurings. No additional funds are committed to be advanced in connection with impaired loans.

The Company originates and purchases fixed and adjustable interest rate loans and mortgage-backed securities. At December 31, 2001 fixed rate loans and mortgage-backed securities were approximately $435,200, and adjustable interest rate loans and mortgage-backed securities were approximately $123,800.

As of December 31, 2001, the Company had approximately $33,000 in outstanding loan commitments with interest rates ranging from 4.25% to 8.50%. These commitments are subject to normal credit risk and have commitment terms of ninety days or less.

Certain directors and officers of the Company have loans with the Company. Such loans were made in the ordinary course of business and do not represent more than a normal risk of collection. Total loans to these persons amounted to $1,099, $1,088 and $1,167 at December 31, 2001, 2000 and 1999, respectively. Originations to these persons were $95, $28 and $52 for the years ended December 31, 2001, 2000 and 1999, respectively. Loan repayments for the years ended December 31, 2001, 2000 and 1999 were $84, $107 and $757, respectively.

## 8. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are summarized by major classification as follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Land | $ 1,668 | $ 1,628 |
| Buildings | 4,188 | 4,882 |
| Furniture and equipment | 5,596 | 4,624 |
| Leasehold improvements | 439 | 316 |
| Total | 11,891 | 11,450 |
| Accumulated depreciation and amortization | (5,551) | (4,530) |
| Net | $ 6,340 | $ 6,920 |

The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2001 are as follows:

| | |
|---|---|
| December 31: | |
| 2002 | $ 212 |
| 2003 | 188 |
| 2004 | 134 |
| 2005 | 125 |
| 2006 | 112 |
| Thereafter | 547 |
| Total minimum future rental payments | $1,318 |

The leases contained options to extend for periods from five to fourteen years. The cost of such rentals is not included in the above. Leasehold expense was approximately $229, $94 and $9 for the years ended December 31, 2001, 2000 and 1999, respectively.

## 9. DEPOSITS

Deposits consist of the following major classifications:

| | December 31, | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Amount | Weighted Interest Rate | Amount | Weighted Interest Rate |
| NOW accounts and transaction checking | $ 47,372 | 1.08 % | $ 41,181 | 1.11 % |
| Money Market Demand accounts | 40,029 | 2.17 | 26,582 | 4.15 |
| Passbook accounts | 109,257 | 2.48 | 103,209 | 3.22 |
| Certificate accounts | 234,925 | 4.38 | 235,712 | 6.07 |
| Total | $431,583 | 3.33 % | $406,684 | 4.72 % |

At December 31, 2001 and 2000, the Company had deposits of $100 or greater totaling approximately $72,450 and $57,214, respectively. Deposits in excess of $100 are not federally insured.

While frequently renewed at maturity rather than paid out, certificate accounts were scheduled to mature contractually within the following periods:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| 1 year or less | $169,258 | $194,289 |
| 1 year - 3 years | 41,022 | 21,489 |
| 3 years - 5 years | 24,645 | 19,934 |
| Total | $234,925 | $235,712 |

Interest expense on deposits is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| NOW and MMDA | $ 1,620 | $ 996 | $ 661 |
| Passbook | 2,982 | 3,215 | 3,238 |
| Certificates | 12,875 | 11,687 | 7,800 |
| Early withdrawal penalties | (27) | (32) | (23) |
| Total | $17,450 | $15,866 | $11,676 |

## 10. FHLB ADVANCES AND OTHER BORROWINGS

A summary of advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh follows:

| | December 31, | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Amount | Weighted Interest Rate | Amount | Weighted Interest Rate |
| Advances from FHLB due after December 31, 2006 | $176,884 | 5.32 % | $171,884 | 5.30 % |

The advances are collateralized under a blanket collateral lien agreement. Included in the table above at December 31, 2001 and 2000 are convertible advances whereby the FHLB has the option at a predetermined time to convert the fixed interest rate to an adjustable rate tied to LIBOR. The Company then has the option to prepay these advances if the FHLB converts the interest rate. These advances are included in the year in which they mature. At December 31, 2001, $175,000 are convertible advances of which $85,000 are convertible quarterly at the option of the FHLB.

The Company has other borrowings of $1,000 and $1,750 at December 31, 2001 and 2000 respectively, from an unaffiliated lender. The borrowing carries a variable interest rate which was 5.0% at December 31, 2001 and is due in December 2002.

## 11. INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return. The Company uses the specific charge-off method for computing reserves for bad debts. The bad debt deduction allowable under this method is available to large banks with assets greater than $500 million. Generally, this method allows the Company to deduct an annual addition to the reserve for bad debts equal to its net charge-offs. Retained earnings at December 31, 2001 and 2000 include approximately $5,400 in allocations of earnings for bad debt deductions of the Bank for which no income tax has been provided.

Income tax expense consists of the following components:

| Year Ended December 31: | Federal | State | Total |
|---|---|---|---|
| 2001 | $ 628 | $24 | $ 652 |
| 2000 | 1,435 | | 1,435 |
| 1999 | 1,628 | | 1,628 |

The Company's provision for income taxes (benefit) differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2001 | | 2000 | | 1999 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| Tax at federal tax rate | $1,476 | 34.0 % | $2,257 | 34.0 % | $2,371 | 34.0 % |
| Tax-exempt income | (880) | (20.3) | (864) | (13.0) | (727) | (10.4) |
| State income tax expense, net of federal income tax | 15 | 0.3 | | | | |
| Other | 41 | 1.0 | 42 | 0.6 | (16) | (0.3) |
| Total | $ 652 | 15.0 % | $1,435 | 21.6 % | $1,628 | 23.3 % |

A valuation allowance against deferred tax assets is not considered necessary because it is more likely than not the deferred tax asset will be fully realized.

Items that give rise to significant portions of the deferred tax accounts are as follows:

| | December 31, 2001 | 2000 |
|---|---|---|
| Deferred tax assets: | | |
| Unrealized loss on investments and mortgage-backed securities | $ - | $2,072 |
| Deferred loan fees | 524 | 552 |
| Allowance for loan losses | 869 | 517 |
| Reserve for uncollected interest | 99 | 14 |
| Supplemental pension and other retirement accruals | 660 | 616 |
| | 2,152 | 3,771 |
| Deferred tax liabilities: | | |
| Unrealized gain on investments and mortgage-backed securities | (899) | - |
| Office properties and equipment | (138) | (137) |
| Other | (371) | (236) |
| | (1,408) | (373) |
| Total | $ 744 | $3,398 |

## 12. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table. There are no conditions or events since that notification that Management believes have changed the Bank's category.

| | Actual | | Required for Capital Adequacy Purposes | | Well-Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| At December 31, 2001: | | | | | | |
| Tangible | $51,892 | 7.64 % | $10,183 | 1.5 % | N/A | N/A |
| Core (Leverage) | 51,892 | 7.64 | 27,156 | 4.0 | $33,943 | 5.0 % |
| Tier 1 risk-based | 51,892 | 17.34 | N/A | N/A | 40,732 | 6.0 |
| Total risk-based | 54,403 | 18.18 | 23,940 | 8.0 | 29,925 | 10.0 |

| | Actual | | Required for Capital Adequacy Purposes | | Well-Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| | Amount | Ratio | Amount | Ratio | Amount | Ratio |
| At December 31, 2000: | | | | | | |
| Tangible | $51,909 | 8.0 % | $ 9,706 | 1.5 % | N/A | N/A |
| Core (Leverage) | 51,909 | 8.0 | 25,884 | 4.0 | $32,355 | 5.0 % |
| Tier 1 risk-based | 51,909 | 21.7 | N/A | N/A | 38,825 | 6.0 |
| Total risk-based | 53,591 | 22.4 | 19,106 | 8.0 | 64,709 | 10.0 |

Capital at December 31, 2001 for financial statement purposes differs from tangible, core (leverage), and Tier 1 risk-based capital amounts by $2,761 representing the exclusion of unrealized gains on securities available for sale, the exclusion of goodwill, intangible and other disallowed assets of $7,793 and $23,009 of capital maintained at the holding company. Total risk-based capital differs from tangible, core (leverage), and Tier 1 risk-based by the allowance for loan losses.

Capital at December 31, 2000 for financial statement purposes differs from tangible, core (leverage), and Tier 1 risk-based capital amounts by $2,460 representing the exclusion of unrealized loss on securities available for sale, the exclusion of goodwill and other intangible assets of $7,593 and $26,016 of capital maintained at the holding company. Total risk-based capital differs from tangible, core (leverage), and Tier 1 risk-based by the allowance for loan losses.

The Bank has established a liquidation account in the amount equal to its retained earnings at December 31, 1997, the date of the latest balance sheet contained in the final prospectus utilized in the Company's public offering. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore the eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

Federal banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends, which may be paid at any date, is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. In 2001, the Bank paid dividends to the Company of $2,250.

## 13. PENSION AND PROFIT-SHARING PLANS

The Company had a defined benefit pension plan which covered all eligible employees. On November 18, 1999, the Board of Directors elected to terminate the defined benefit pension plan effective December 31, 1999. Approval of such termination was received from the Internal Revenue Service in August of 2000. The Company disbursed the plan assets in accordance with the plan document. The curtailment did not result in any additional funding or expenses for the Company. Net periodic pension cost for the year ended December 31, 1999 was $121.

The Company also maintains a profit-sharing plan for eligible employees. Profit-sharing contributions are at the discretion of the Board of Directors. Contributions to the profit-sharing plan were suspended in 1998. Plan assets consist primarily of a diversified stock portfolio.

Effective January 1, 2000, the Company amended the profit-sharing plan and instituted a 401(k) defined contribution plan which provides for pre-tax contributions by eligible employees with matching contributions at the discretion of the Board of Directors. Matching contributions were $75 and $60 for the years ended December 31, 2001 and 2000, respectively.

## 14. EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

In July 1998, the ESOP borrowed $6,285 from the Company in order to purchase 628,509 shares of the common stock of the Company. Since the Company's ESOP is internally leveraged, the Company does not report the loan receivable from the ESOP as an asset and does not report the ESOP's loan as a liability. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans*, which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares differs from the cost of such shares, this differential is charged or credited to equity as additional paid-in-capital. Management expects the recorded amount of expense to fluctuate as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. As of December 31, 2001, 146,650 shares were committed to be released of which 41,900 shares had not yet been allocated to participant accounts. The Company recorded compensation and employee benefit expense related to the ESOP of $390, $303 and $350 for the years ended December 31, 2001, 2000 and 1999 respectively.

## 15. OTHER EMPLOYEE BENEFITS

*Stock Option Plans* – During the year ended December 31, 1999, the stockholders of the Company approved the adoption of the 1999 Stock Option Plan. Common stock totaling 785,637 shares has been reserved for issuance under the Plan. An aggregate of 638,985 shares have been granted to the Company's executive officers, non-employee directors and other key employees subject to vesting and other provisions of the Plan.

At December 31, 2001, options outstanding under a prior plan were 5,551 with an exercise price of $2.07.

The following table summarizes transactions regarding the stock option plans:

| | Number of Option Shares | Exercise Price Range | Weighted Average Exercise Price Per Share | Weighted Average Remaining Contractual Life |
|---|---|---|---|---|
| Outstanding at January 1, 1999 | 222,064 | $1.80 - $2.07 | $1.94 | 60 months |
| Granted | 601,985 | $7.00 - $8.94 | $8.89 | |
| Exercised | 155,441 | $1.80 - $2.07 | $1.93 | |
| Outstanding at December 31, 1999 | 668,608 | $1.80 - $8.94 | $8.07 | 113 months |
| Exercisable at December 31, 1999 | 460,231 | $1.80 - $8.94 | $7.93 | |
| Granted | 35,500 | $6.25 - $8.00 | $6.79 | |
| Outstanding at December 31, 2000 | 704,108 | $1.80 - $8.94 | $8.13 | 102 months |
| Exercisable at December 31, 2000 | 569,753 | $1.80 - $8.94 | $8.07 | |
| Granted | 1,500 | $9.55 | $9.55 | |
| Exercised | 62,402 | $1.80 - $6.25 | $2.02 | |
| Outstanding at December 31, 2001 | 643,206 | $2.07 - $9.55 | $8.72 | 96 months |
| Exercisable at December 31, 2001 | 622,647 | $2.07 - $9.55 | $8.77 | |

The Company applies APB Opinion No. 25 in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

| | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income: | | | |
| As reported | $3,688 | $5,201 | $5,348 |
| Pro forma | 3,684 | 5,129 | 4,667 |
| Net income per common and common equivalent share: | | | |
| Earnings per common share | | | |
| As reported | $ 0.57 | $ 0.75 | $ 0.72 |
| Pro forma | 0.57 | 0.74 | 0.63 |
| Weighted average fair value of options granted during the period | $ 2.69 | $ 2.04 | $ 1.77 |

The Black Scholes model was used to determine the grant date fair value of options. Significant assumptions used to calculated the above fair value of the awards are as follows:

| | December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Risk free interest rate of return | 4.90 % | 5.15 % | 6.50 % |
| Expected option life (months) | 120 | 120 | 120 |
| Expected volatility | 26.07 % | 21.83 % | 27.11 % |
| Expected dividends | 3.20 % | 3.00 % | 3.40 % |

*Restricted Stock Plan* – During the year ended December 31, 1999, the stockholders of the Company approved the adoption of the 1999 Restricted Stock Plan ("RSP"). There are 314,254 shares authorized under the RSP. As of December 31, 2001 and 2000, the Company had outstanding awards aggregating 249,460 shares to the Company's Board of Directors, executive officers and other key employees subject to vesting and other provisions of the RSP. At December 31, 2001 and 2000, the deferred cost of the unearned RSP shares totaled $1,565, and $2,024, respectively, and is recorded as a charge against stockholders' equity. Compensation expense will be recognized ratably over a five year vesting period for executive officers and other key employees and over a four-year vesting period for non-employee directors. For the years ended December 31, 2001, 2000 and 1999, the Company recognized compensation and employee benefit expense of $460, $518 and $219, respectively, related to the RSP.

*Supplemental Retirement Benefits* – In November 1995, the Company entered into a Nonqualified Retirement and Death Benefit Agreement (the "Agreement") with certain officers of the Company. The purpose of the Agreement is to provide the officers with supplemental retirement benefits equal to a specified percentage of final compensation and a preretirement death benefit if the officer does not attain age 65. Total expense relating to this benefit was approximately $69, $207 and $197 for the years ended December 31, 2001, 2000 and 1999, respectively.

## 16. SHAREHOLDER RIGHTS PLAN

On September 13, 1999, the Company's Board of Directors adopted a Shareholder Rights Plan. Under the Plan, each shareholder of record at the close of business on September 30, 1999 received a dividend distribution of one Right for each outstanding share of common stock. The Rights expire on September 13, 2009 and thereafter have no further value. They are redeemable by the Board of Directors at a price of $.01 per Right at any time within the ten-year period until a person or group has acquired 15% or more of the then outstanding common stock. The rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% of the common stock.

Each right will entitle stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $30. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 15% or more of the Company's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the company's common shares having a market of twice such price. Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other that Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right.

## 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

| | December 31, | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Assets: | | | | |
| Cash and cash equivalents | $ 22,723 | $ 22,723 | $ 20,320 | $ 20,320 |
| Investments held to maturity | 63,824 | 62,558 | | |
| Investments available for sale | 16,078 | 16,078 | 128,198 | 128,198 |
| Mortgage-backed securities available for sale | 299,216 | 299,216 | 258,870 | 258,870 |
| Trading securities | 14,261 | 14,261 | 28,034 | 28,034 |
| Loans receivable | 259,220 | 263,526 | 215,832 | 215,857 |
| Loans held for sale | | | 3,528 | 3,528 |
| Federal Home Loan Bank stock | 8,844 | 8,844 | 8,594 | 8,594 |
| Liabilities: | | | | |
| NOW, MMDA and Passbook accounts | 196,658 | 196,658 | 170,972 | 170,972 |
| Certificate accounts | 234,925 | 240,825 | 235,712 | 236,486 |
| FHLB Advances | 176,884 | 185,579 | 171,884 | 171,771 |
| Other borrowings | 1,000 | 1,000 | 1,750 | 1,750 |

*Cash and Cash Equivalents* – For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

*Investment, Mortgage-backed and Trading Securities* – Fair values are based on quoted market prices or dealer quotes.

*Loans Receivable and Loans Held for Sale* – Fair values are based on broker quotes.

*Federal Home Loan Bank Stock* – Although FHLB Stock is an equity interest in an FHLB, it is carried at cost because it does not have a readily determinable fair value.

*NOW, MMDA, Passbook, Certificate Accounts* – The fair value of NOW, MMDA and Passbook accounts is the amount payable on demand at the reporting date. The fair value of certificate accounts is estimated using rates currently offered for deposits and advances of similar maturities.

*FHLB Advances* – The fair value of FHLB Advances is estimated using market value indications received from the Federal Home Loan Bank of Pittsburgh.

*Other Borrowings* – As the borrowing is at a variable rate, the carrying value is a reasonable estimate of fair value.

*Commitments to Extend Credit and Letters of Credit* – Fair values for off-balance sheet commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value of commitments is deemed immaterial for disclosures in the table above.

The fair value estimates presented herein are based on pertinent information available to Management as of December 31, 2001 and 2000. Although Management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

## 18. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial statements of Thistle Group Holdings, Co. are as follows:

### Condensed Statements of Financial Condition

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Assets | | |
| Cash and cash equivalents | $ 1,324 | $ 1,002 |
| Investments available-for-sale | 3,623 | 4,102 |
| Investment in subsidiaries | 82,344 | 75,043 |
| Loans receivable | 6,383 | 7,262 |
| Prepaid expenses and other assets | 237 | 233 |
| Total assets | $93,911 | $87,642 |
| Liabilities and Stockholders' Equity | | |
| Other borrowings | $ 7,000 | $ 3,750 |
| Dividends payable | 528 | 498 |
| Other liabilities | 928 | 336 |
| Total liabilities | 8,456 | 4,584 |
| Stockholders' equity | 85,455 | 83,058 |
| Total liabilities and stockholders' equity | $93,911 | $87,642 |

### Condensed Statements of Income

| | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| Income: | | | |
| Interest on loans | $ 512 | $ 615 | $ 521 |
| Interest and dividends on investments | 118 | 202 | 558 |
| Gain on sale of investments | 195 | | 262 |
| Other miscellaneous income | 178 | 8 | |
| Total income | 1,003 | 825 | 1,341 |
| Interest on other borrowings | 332 | 275 | 78 |
| Operating expenses | 351 | 354 | 150 |
| Income before income taxes and equity in undistributed income of subsidiaries | 320 | 196 | 1,113 |
| Income tax expense | 87 | 80 | 347 |
| Income before equity in undistributed income of subsidiaries | 233 | 116 | 766 |
| Equity in undistributed income of subsidiaries | 3,455 | 5,085 | 4,582 |
| Net income | $3,688 | $5,201 | $5,348 |

### Condensed Statements of Cash Flows

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Operating activities: | | | |
| Net income | $3,688 | $5,201 | $ 5,348 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Equity in undistributed earnings of subsidiary | (3,455) | (5,085) | (4,582) |
| Gain on sale of investments | (195) | | (262) |
| (Increase) decrease in other assets | (60) | (266) | 809 |
| Increase in other liabilities | 427 | 139 | 216 |
| Net cash provided by (used in) operating activities | 405 | (11) | 1,529 |
| Investing activities: | | | |
| Purchase of investments | | (50) | (6,600) |
| Decrease (increase) in loans receivable | 879 | 937 | (2,124) |
| Proceeds from the sale of investments | 795 | | 5,895 |
| Dividends received from subsidiaries | 2,431 | 3,000 | 4,800 |
| Net cash provided by investing activities | 4,105 | 3,887 | 1,971 |
| Financing activities: | | | |
| Net increase in other borrowings | 3,250 | 750 | 3,000 |
| Capital contribution to subsidiary | | (2,000) | |
| Purchase of treasury stock | (5,390) | (4,857) | (13,326) |
| Dividends paid | (2,048) | (1,906) | (1,725) |
| Net proceeds from exercise of stock options | | | 300 |
| Net cash used in financing activities | (4,188) | (8,013) | (11,751) |
| Increase (decrease) in cash | 322 | (4,137) | (8,251) |
| Cash, beginning of year | 1,002 | 5,139 | 13,390 |
| Cash, end of year | $1,324 | $1,002 | $ 5,139 |
| Supplemental Disclosure - Noncash transfer of investments to subsidiary | | | $16,162 |

## 19. CONTINGENCIES

The Company is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of Management, the outcome of such proceedings and litigation currently pending will not materially affect the Company's consolidated financial statements.

## 20. QUARTERLY FINANCIAL DATA (Unaudited)

Unaudited quarterly financial data for the years ended December 31, 2001 and 2000 is as follows:

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Interest income | $11,650 | $11,295 | $11,186 | $10,897 | $9,547 | $10,074 | $10,926 | $11,539 |
| Interest expense | 7,155 | 7,052 | 6,716 | 6,308 | 5,730 | 6,145 | 6,782 | 7,024 |
| Net interest income | 4,495 | 4,243 | 4,470 | 4,589 | 3,817 | 3,929 | 4,144 | 4,515 |
| Provision for loan losses | 120 | 120 | 187 | 420 (1) | 120 | 120 | 120 | 120 |
| Net interest income after provision for loan losses | 4,375 | 4,123 | 4,283 | 4,169 | 3,697 | 3,809 | 4,024 | 4,395 |
| Non-interest income (loss) | 432 | 876 | 1,210 | (218) (1) | 338 | 615 | 677 | 502 |
| Non-interest expense | 3,652 | 3,598 | 3,853 | 3,807 | 2,358 | 2,406 | 3,031 | 3,626 |
| Income before taxes | 1,155 | 1,401 | 1,640 | 144 | 1,677 | 2,018 | 1,670 | 1,271 |
| Provision for income taxes | 179 | 256 | 372 | (155) | 372 | 438 | 329 | 296 |
| Net income | $ 976 | $ 1,145 | $ 1,268 | $ 299 | $1,305 | $ 1,580 | $ 1,341 | $ 975 |
| Per share: | | | | | | | | |
| Earnings per share - basic | $ 0.15 | $ 0.17 | $ 0.20 | $ 0.05 | $ 0.18 | $ 0.23 | $ 0.20 | $ 0.15 |
| Earnings per share - diluted | 0.15 | 0.17 | 0.20 | 0.05 | 0.18 | 0.23 | 0.20 | 0.15 |

Earnings per share is computed independently for each period presented. Consequently, the sum of the quarters may not equal the total earnings per share for the year.

(1) During the fourth quarter, the Company sold and realized a pre-tax net loss on certain available for sale securities of $200,000 and recorded write downs on the carrying values of certain other available for sale securities and other assets totaling $469,000 on a pre-tax basis. Additionally, due to economic conditions and changes in the Company's loan mix, a fourth quarter review of the allocation of the allowance for loan losses by loan category was performed resulting in a pre-tax addition to the provision of $300,000.

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Thistle Group Holdings, Co. and Subsidiaries:

We have audited the accompanying consolidated statements of financial condition of Thistle Group Holdings, Co. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Thistle Group Holdings, Co. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 1, 2002

## DIVIDEND REINVESTMENT PLAN

Thistle Group Holdings, Co. offers its shareholders a convenient method of increasing their investment in the Company. Through the Automatic Dividend Reinvestment Plan, qualified stockholders may have their dividends and optional cash contributions of between $100 and $1,000 per quarter reinvested in additional common shares without incurring brokerage commissions or service charges. Shareholders not enrolled in this plan, as well as brokers and custodians who hold stock for clients, may receive a copy of the plan and enrollment card by contacting Registrar and Transfer Investor Relations Department at (800) 368-5948 or Pam Cyr, Director of Investor Relations at (215) 483-3777.

## MARKET MAKERS

F.J. Morrissey & Co., Inc.
First Tennessee Securities Corp.
Friedman Billings Ramsey & Co., Inc.
Ryan Beck & Co., Inc.
Sandler O'Neill & Partners
Trident Securities, Inc.
Tucker Anthony Inc.

## ANNUAL REPORT & FORM 10-K

Copies of the Thistle Group Holdings, Co.'s Annual Report and Form 10-K are available without charge by writing:

Thistle Group Holdings, Co., Shareholder Relations
6060 Ridge Avenue, Philadelphia, PA 19128

## STOCK LISTING

Shares of Thistle Group Holdings, Co.'s common stock are traded on The Nasdaq Stock Market® under the symbol THTL.

## TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company
10 Commerce Drive, Cranford, NJ 07016
www.rtco.com

## INDEPENDENT AUDITORS

Deloitte & Touche LLP
1700 Market Street, 22nd Floor
Philadelphia, Pennsylvania 19103-3984

## SPECIAL COUNSEL

Malizia, Spidi, & Fisch, P.C.
One Franklin Square
1100 New York Ave., NW, Suite 340 West
Washington, D.C. 20005



## BOARD OF DIRECTORS

*(shown at left, in order of listing below)*

Add B. Anderson, Jr.
Chairman, Roxborough Memorial Hospital

Robert E. Domanski, M.D.*
Director, Dept. of Radiology, Roxborough Memorial Hospital

William A. Lamb, Sr.
Sales Executive, Staples, Inc.

James C. Hellauer
Executive Director, Coleman Capital Advisors Inc.

Francis E. McGill, III, Esq.
Law Offices of McGill & McGill

John F. McGill, Jr.
Chairman & Chief Executive Officer, Thistle Group Holdings, Co.

Charles A. Murray
Founder/Principal, Rhodyo Venture Group

Jerry A. Naessens
Chief Financial Officer, Thistle Group Holdings, Co.
President, RMB

**Member of RMB Board only*

## EXECUTIVE OFFICERS OF ROXBOROUGH MANAYUNK BANK

John F. McGill, Jr.**
Chairman and Chief Executive Officer

Jerry A. Naessens**
President

Douglas R. Moore**
Senior Vice President, Chief Operating Officer

Jerry L. Cotlov
Senior Vice President, Commercial Lending

Christopher P. McGill
Senior Vice President, Residential Lending

Pamela M. Cyr
Senior Vice President, Chief Financial Officer

*** Also officer of Thistle Group Holdings, Co.*

## EXECUTIVE OFFICERS OF TGH SECURITIES

Allison F. Fleitas, II
President

Darren L. Smith
Senior Vice President

## HEADQUARTERS

Thistle Group Holdings, Co.
6060 Ridge Avenue, Philadelphia, PA 19128

Andorra
8345 Ridge Avenue
Philadelphia, PA 19128
(215) 483-1200

Flourtown
1459 Bethlehem Pike
Flourtown, PA 19031
(215) 233-9461

Lionville
50 East Uwchlan Avenue
Lionville, PA 19341
(610) 524-3370

Main Office
6060 Ridge Avenue
Philadelphia, PA 19128
(215) 483-2800

Manayunk
4370 Main Street
Philadelphia, PA 19127
(215) 483-1500

Media
119 West State Street
Media, PA 19063
(610) 892-3925

Northern Liberties
201 Spring Garden Street
Philadelphia, PA 19123
(215) 574-1400

Overbrook
6503 Haverford Avenue
Philadelphia, PA 19151
(215) 748-6312

Roxborough
7568 Ridge Avenue
Philadelphia, PA 19128
(215) 483-1434

West Chester
33 West Gay Street
West Chester, PA 19382
(610) 430-2211

Westtown
Rt. 3 & Rt. 352
West Chester, PA 19380
(610) 431-3100

Wilmington, DE
400 Delaware Avenue
Wilmington, DE 19801
(302) 421-9090

Yeadon
1024 Church Lane
Yeadon, PA 19050
(610) 622-4567

TGH Securities
460 Norristown Road, Suite 103
Blue Bell, PA 19422
(610) 834-4022



Thistle Group Holdings, Co.

RMB
ROXBOROUGH MANAYUNK BANK

6060 Ridge Avenue
Philadelphia, PA 19128
1-800-875-3410
www.RMBgo.com

TGH
SECURITIES

THTL
NASDAQ
LISTED




GRAND
OPENING

